English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited

Parent Company Only Financial Statements for the
Years Ended December 31, 2024 and 2023 and
Independent Auditors’ Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited (the “Company”), which comprise the parent company only balance sheets as of December 31, 2024 and 2023, and the parent company only statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the parent company only financial statements, including material accounting policy information (collectively referred to as the “parent company only financial statements”).

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the parent company only financial position of the Company as of December 31, 2024 and 2023, and its parent company only financial performance and its parent company only cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and the Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter for the Company’s parent company only financial statements for the year ended December 31, 2024 is stated as follows:

Property, plant and equipment (PP&E) – commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP)

Refer to Notes 4, 5 and 13 to the parent company only financial statements.

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment. Consequently, the validity of commencement of depreciation related to PP&E classified as EUI/CIP is identified as a key audit matter.

Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.We read the Company’s policy and understood the criteria used to determine when to commence depreciation.

2.We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.We sampled the year-end balance of EUI/CIP and performed the following for each selection:

a.Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.Observed the assets and evaluated their status.

4.We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.

Responsibilities of Management and Those Charged with Governance for the Parent Company Only Financial Statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit and Risk Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Parent Company Only Financial Statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31, 2024 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audits resulting in this independent auditors’ report are Shih Tsung Wu and Shang Chih Lin.
Deloitte & Touche
Taipei, Taiwan
Republic of China

February 12, 2025

Notice to Readers

The accompanying parent company only financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such parent company only financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and parent company only financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2024		December 31, 2023
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,035,061,499	17	$718,703,712	15
Financial assets at fair value through profit or loss (Note 7)	13,174	-	624,685	-
Financial assets at amortized cost (Note 8)	14,208,158	-	18,371,705	-
Notes and accounts receivable, net (Note 10)	39,497,003	1	33,557,279	1
Receivables from related parties (Note 30)	210,300,175	4	155,261,877	3
Other receivables from related parties (Note 30)	5,313,087	-	4,360,322	-
Inventories (Notes 5 and 11)	270,716,472	4	238,259,195	5
Other financial assets	4,927,482	-	4,321,083	-
Other current assets	29,528,046	1	12,328,706	-

Total current assets	1,609,565,096	27	1,185,788,564	24

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	1,058,347	-	960,950	-
Investments accounted for using equity method (Note 12)	1,758,587,882	29	1,094,695,092	23
Property, plant and equipment (Notes 5 and 13)	2,537,292,611	42	2,453,465,322	50
Right-of-use assets (Notes 5 and 14)	37,899,147	1	37,872,705	1
Intangible assets (Notes 5 and 15)	20,452,082	-	17,684,064	-
Deferred income tax assets (Notes 5 and 23)	60,178,345	1	62,356,061	1
Refundable deposits	3,783,511	-	3,433,404	-
Other noncurrent assets (Note 30)	8,432,279	-	17,823,122	1

Total noncurrent assets	4,427,684,204	73	3,688,290,720	76

TOTAL	$6,037,249,300	100	$4,874,079,284	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$439,110	-	$25,673	-
Hedging financial liabilities (Notes 9 and 27)	-	-	27,290,400	1
Accounts payable	64,054,077	1	47,643,493	1
Payables to related parties (Note 30)	10,137,811	-	10,119,695	-
Salary and bonus payable	37,440,411	1	27,754,742	1
Accrued profit sharing bonus to employees and compensation to directors (Note 26)	70,520,129	1	50,642,488	1
Payables to contractors and equipment suppliers	150,280,751	3	84,146,173	2
Cash dividends payable (Note 18)	220,418,821	4	168,558,461	3
Income tax payable (Notes 5 and 23)	146,420,994	2	98,564,981	2
Long-term liabilities - current portion (Notes 16 and 27)	24,397,381	-	6,997,710	-
Accrued expenses and other current liabilities (Notes 5, 14, 19, 27 and 30)	449,236,841	7	241,858,508	5

Total current liabilities	1,173,346,326	19	763,602,324	16

NONCURRENT LIABILITIES
Bonds payable (Notes 16 and 27)	453,839,281	8	439,869,855	9
Deferred income tax liabilities (Notes 5 and 23)	3,925,320	-	-	-
Lease liabilities (Notes 5, 14 and 27)	27,206,865	1	26,959,435	-
Net defined benefit liability (Note 17)	7,580,657	-	9,257,224	-
Guarantee deposits	837,379	-	915,344	-
Others (Notes 19 and 30)	81,968,305	1	174,561,475	4

Total noncurrent liabilities	575,357,807	10	651,563,333	13

Total liabilities	1,748,704,133	29	1,415,165,657	29

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 18)	259,327,332	4	259,320,710	5
Capital surplus (Notes 18 and 25)	73,260,765	2	69,876,381	2
Retained earnings (Note 18)
Appropriated as legal capital reserve	311,146,899	5	311,146,899	6
Unappropriated earnings	3,606,105,124	60	2,846,883,893	59
	3,917,252,023	65	3,158,030,792	65
Others (Notes 18 and 25)	38,705,047	-	(28,314,256)	(1)

Total equity	4,288,545,167	71	3,458,913,627	71

TOTAL	$6,037,249,300	100	$4,874,079,284	100

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2024		2023
	Amount	%	Amount	%

NET REVENUE (Notes 5, 19 and 30)	$2,880,383,350	100	$2,153,285,095	100

COST OF REVENUE (Notes 5, 11, 26, 30 and 32)	1,306,140,916	45	1,022,660,164	47

GROSS PROFIT	1,574,242,434	55	1,130,624,931	53

OPERATING EXPENSES (Notes 5, 26 and 30)
Research and development	198,449,799	7	178,725,098	9
General and administrative	50,832,908	2	39,890,037	2
Marketing	6,264,188	-	5,118,396	-

Total operating expenses	255,546,895	9	223,733,531	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 13, 26 and 32)	(1,549,447)	-	481,455	-

INCOME FROM OPERATIONS	1,317,146,092	46	907,372,855	42

NON-OPERATING INCOME AND EXPENSES
Share of profits of subsidiaries and associates (Note 12)	66,000,702	2	52,587,403	2
Interest income (Note 20)	27,338,300	1	17,825,551	1
Other income	199,890	-	230,801	-
Foreign exchange gain (loss), net (Note 33)	9,988,417	-	(3,238,713)	-
Finance costs (Note 21)	(5,400,986)	-	(4,600,793)	-
Other gains and losses, net (Note 22)	(7,663,446)	-	7,594,132	-

Total non-operating income and expenses	90,462,877	3	70,398,381	3

INCOME BEFORE INCOME TAX	1,407,608,969	49	977,771,236	45

INCOME TAX EXPENSE (Notes 5 and 23)	234,341,266	8	139,273,572	6

NET INCOME	1,173,267,703	41	838,497,664	39

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 5, 12, 17, 18 and 23)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	144,365	-	(623,356)	-
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	97,396	-	(53,665)	-
Gain on hedging instruments	5,041	-	39,898	-
Share of other comprehensive gain of subsidiaries and associates	4,911,549	-	2,049,357	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	(38,869)	-	124,646	-
	5,119,482	-	1,536,880	-
(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2024		2023
	Amount	%	Amount	%

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	$65,330,074	2	$(13,645,829)	-
Share of other comprehensive gain of subsidiaries and associates	2,119,357	-	4,120,827	-
	67,449,431	2	(9,525,002)	-

Other comprehensive income (loss), net of income tax	72,568,913	2	(7,988,122)	-

TOTAL COMPREHENSIVE INCOME	$1,245,836,616	43	$830,509,542	39

EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$45.25		$32.34
Diluted earnings per share	$45.25		$32.34

The accompanying notes are an integral part of the parent company only financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Equity

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195

Appropriations of earnings
Special capital reserve	-	-	-	-	(3,154,310)	3,154,310	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(317,663,220)	(317,663,220)	-	-	-	-	-	-	(317,663,220)
Total	-	-	-	-	(3,154,310)	(314,508,910)	(317,663,220)	-	-	-	-	-	-	(317,663,220)

Net income	-	-	-	-	-	838,497,664	838,497,664	-	-	-	-	-	-	838,497,664

Other comprehensive income (loss), net of income tax	-	-	-	-	-	(484,898)	(484,898)	(13,573,468)	6,108,369	(38,125)	-	(7,503,224)	-	(7,988,122)

Total comprehensive income (loss)	-	-	-	-	-	838,012,766	838,012,766	(13,573,468)	6,108,369	(38,125)	-	(7,503,224)	-	830,509,542

Employee restricted shares retired	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(108,281)	(108,281)	-	477,687

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	151,944	151,944	-	(151,944)	-	-	(151,944)	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(45,181)	-	(45,181)	-	(45,181)

Adjustments to share of changes in equities of associates	-	-	(18,155)	-	-	-	-	-	-	-	-	-	-	(18,155)

From share of changes in equities of subsidiaries	-	-	(21,268)	-	-	-	-	-	-	-	-	-	-	(21,268)

Donation from shareholders	-	-	16,413	-	-	-	-	-	-	-	-	-	-	16,413

BALANCE, DECEMBER 31, 2023	25,932,071	259,320,710	69,876,381	311,146,899	-	2,846,883,893	3,158,030,792	(25,316,769)	(4,099,928)	1,395,875	(293,434)	(28,314,256)	-	3,458,913,627

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	-	(414,915,586)	(414,915,586)	-	-	-	-	-	-	(414,915,586)
Total	-	-	-	-	-	(414,915,586)	(414,915,586)	-	-	-	-	-	-	(414,915,586)

Net income	-	-	-	-	-	1,173,267,703	1,173,267,703	-	-	-	-	-	-	1,173,267,703

Other comprehensive income (loss), net of income tax	-	-	-	-	-	126,040	126,040	65,579,764	6,948,818	(85,709)	-	72,442,873	-	72,568,913

Total comprehensive income (loss)	-	-	-	-	-	1,173,393,743	1,173,393,743	65,579,764	6,948,818	(85,709)	-	72,442,873	-	1,245,836,616

Employee restricted shares retired	(1,402)	(14,018)	14,018	-	-	19,934	19,934	-	-	-	-	-	-	19,934

Share-based payment arrangements	5,313	53,130	2,584,257	-	-	-	-	-	-	-	(1,414,645)	(1,414,645)	-	1,222,742

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(3,089,177)	(3,089,177)

Treasury stock retired	(3,249)	(32,490)	(7,080)	-	-	(3,049,607)	(3,049,607)	-	-	-	-	-	3,089,177	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	3,772,747	3,772,747	-	(4,009,066)	-	-	(4,009,066)	-	(236,319)

Basis adjustment for gain (loss) on hedging instruments	-	-	-	-	-	-	-	-	-	141	-	141	-	141

Adjustments to share of changes in equities of associates	-	-	870,000	-	-	-	-	-	-	-	-	-	-	870,000

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	-	-	5,284	-	-	-	-	-	-	-	-	-	-	5,284

From share of changes in equities of subsidiaries	-	-	(90,978)	-	-	-	-	-	-	-	-	-	-	(90,978)

Donation from shareholders	-	-	8,883	-	-	-	-	-	-	-	-	-	-	8,883

BALANCE, DECEMBER 31, 2024	25,932,733	$259,327,332	$73,260,765	$311,146,899	$-	$3,606,105,124	$3,917,252,023	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047	$-	$4,288,545,167

The accompanying notes are an integral part of the parent company only financial statements.

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$1,407,608,969	$977,771,236
Adjustments for:
Depreciation expense	625,747,423	500,300,771
Amortization expense	9,129,469	9,197,976
Expected credit losses recognized (reversal) on investments in debt instruments	(2,551)	5,789
Finance costs	5,400,986	4,600,793
Share of profits of subsidiaries and associates	(66,000,702)	(52,587,403)
Interest income	(27,338,300)	(17,825,551)
Share-based compensation	1,242,676	482,302
Loss on disposal or retirement of property, plant and equipment, net	2,458,920	76,638
Gain on disposal or retirement of intangible assets, net	(6,206)	(3,045)
Impairment loss on property, plant and equipment	1,102,946	-
Gain on disposal of investments accounted for using equity method, net	(7,126)	-
Loss on foreign exchange, net	4,316,514	183,093
Dividend income	(199,890)	(214,911)
Others	(458,276)	(317,394)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,029,990	(24,326)
Notes and accounts receivable, net	(5,939,724)	7,754,557
Receivables from related parties	(55,038,298)	17,782,935
Other receivables from related parties	(938,597)	2,115,413
Inventories	(32,457,277)	(29,976,300)
Other financial assets	(167,618)	(1,019,979)
Other current assets	(19,891,135)	(7,799,552)
Other noncurrent assets	(3,360,036)	(720,278)
Accounts payable	16,410,584	(1,089,049)
Payables to related parties	20,011	67,281
Salary and bonus payable	9,685,669	(3,553,878)
Accrued profit sharing bonus to employees and compensation to directors	19,877,641	(10,749,687)
Accrued expenses and other current liabilities	115,859,695	(42,119,570)
Other noncurrent liabilities	10,344,601	12,836,220
Net defined benefit liability	(1,532,202)	(687,223)
Cash generated from operations	2,016,898,156	1,364,486,858
Income taxes paid	(181,322,787)	(157,403,955)

Net cash generated by operating activities	1,835,575,369	1,207,082,903

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at amortized cost	(44,368,311)	(51,099,687)
Investments accounted for using equity method	(3,738,753)	-
Equity interest in subsidiary	-	(3,359)
Property, plant and equipment	(644,734,446)	(634,971,543)
Intangible assets	(8,053,430)	(4,898,499)
Proceeds from disposal or redemption of:
Financial assets at amortized cost	48,840,000	81,900,000
Property, plant and equipment	1,634,456	1,369,856
Intangible assets	8,323	3,078
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	-	125
(Continued)

Taiwan Semiconductor Manufacturing Company Limited

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2024	2023

Interest received	$26,599,749	$16,851,011
Other dividends received	199,890	214,911
Dividends received from investments accounted for using equity method	5,097,471	3,849,295
Refundable deposits paid	(312,809)	(1,703,523)
Refundable deposits refunded	278,903	359,682

Net cash used in investing activities	(618,548,957)	(588,128,653)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	(26,496,570)	27,908,580
Proceeds from issuance of bonds	34,300,000	85,700,000
Repayment of bonds	(7,000,000)	(18,100,000)
Payments for transaction costs attributable to the issuance of bonds	(35,681)	(88,681)
Treasury stock acquired	(3,089,177)	-
Repayment of the principal portion of lease liabilities	(2,257,534)	(2,094,258)
Interest paid	(5,864,077)	(4,724,074)
Guarantee deposits received	4,677	187,164
Guarantee deposits refunded	(93,242)	(286,036)
Cash dividends	(363,055,226)	(291,721,852)
Disposal of ownership interests in subsidiaries (without losing control)	1,021	-
Payment of partial acquisition of interests in subsidiaries	(528,037,569)	(326,167,994)
Proceeds from partial disposal of interests in subsidiaries	946,001	244,376
Donation from shareholders	8,752	16,340

Net cash used in financing activities	(900,668,625)	(529,126,435)

NET INCREASE IN CASH AND CASH EQUIVALENTS	316,357,787	89,827,815

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	718,703,712	628,875,897

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,035,061,499	$718,703,712

The accompanying notes are an integral part of the parent company only financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited

NOTES TO PARENT COMPANY ONLY FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, the Company’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, the Company listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying parent company only financial statements were approved and authorized for issue by the Board of Directors on February 12, 2025.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of the Company.

b.The IFRS Accounting Standards issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 18 “Presentation and Disclosure in Financial Statements”

IFRS 18 will supersede IAS 1 “Presentation of Financial Statements”. The main changes comprise:

•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.

•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.

Except for the above impact, as of the date the accompanying parent company only financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and interpretations on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

For the convenience of readers, the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language parent company only financial statements shall prevail.

Statement of Compliance

The accompanying parent company only financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers (the “Accounting Standards Used in Preparation of the Parent Company Only Financial Statements”).

Basis of Preparation

The accompanying parent company only financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

When preparing the parent company only financial statements, the Company account for subsidiaries and associates by using the equity method. In order to agree with the amount of net income, other comprehensive income and equity attributable to shareholders of the parent in the consolidated financial statements, the differences of the accounting treatment between the parent company only basis and the consolidated basis are adjusted under the heading of investments accounted for using equity method, share of profits of subsidiaries and associates and share of other comprehensive income of subsidiaries and associates in the parent company only financial statements.

Foreign Currencies

In preparing the parent company only financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting parent company only financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.    Category of financial assets and measurement

Financial assets are classified into the following categories: financial assets at FVTPL, investments in equity instruments at FVTOCI and financial assets at amortized cost.

1)    Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)    Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.

3)    Measured at amortized cost

Cash and cash equivalents, commercial paper, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets) are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.    Impairment of financial assets

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable).

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

c.    Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

a.    Cash flow hedge

The Company designates certain hedging instruments, such as forward contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When forecast transactions actually take place, the accumulated gains or losses that were recognized in other comprehensive income are transferred from equity to the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.

b.    Hedges of net investments in foreign operations

The Company designates certain hedging instruments, such as bank loans denominated in foreign currency, as a hedge of net investments in foreign operations to manage the exchange differences arising on translation of foreign operations due to currency fluctuations. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method include investments in subsidiaries and associates.

Investment in subsidiaries

A subsidiary is an entity that is controlled by the Company.

Under the equity method, an investment in a subsidiary is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the subsidiary as well as the distribution received. The Company also recognized its share in the changes in the equity of subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amount of the subsidiary and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, any retained investment of the former subsidiary is measured at the fair value at that date. A gain or loss is recognized in profit or loss and calculated as the difference between (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the investments in such subsidiary. In addition, the Company shall account for all amounts previously recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the subsidiary had directly disposed of the related assets and liabilities.

When the Company transacts with its subsidiaries, profits and losses resulting from the transactions with the subsidiaries are recognized in the Company’s parent company only financial statements only to the extent of interests in the subsidiaries that are not owned by the Company.

Investment in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these parent company only financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When the Company transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s parent company only financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction, acquisition of the item of property, plant and equipment or borrowing costs eligible for capitalization.

Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessor

Rental income from operating lease is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of the lease.

Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments and initial direct costs made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the parent company only balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the parent company only balance sheets.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash generating units or groups of cash-generating units that are expected to benefit. If the recoverable amount of a cash generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash-generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets (property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue Recognition

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods which is generally when the goods are delivered to the customers’ specified locations.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.

Share-based payment arrangements

a.    Equity-settled share-based payment arrangements

Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned stock-based employee compensation.

When restricted shares for employees are issued, other equity - unearned stock-based employee compensation is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.

At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

b.    Cash-settled share-based payment arrangements

For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the parent company only financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Material Accounting Judgments

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied.

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP)

As described in Note 4, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms

In determining a lease term, the Company considers all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Company occurs.

Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances

Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Determination of Lessees’ Incremental Borrowing Rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

6.    CASH AND CASH EQUIVALENTS

	December 31, 2024	December 31, 2023

Cash and deposits in banks	$1,031,883,302	$710,158,232
Commercial paper	1,998,549	-
Repurchase agreements	1,179,648	1,106,892
Money market funds	-	7,438,588

	$1,035,061,499	$718,703,712

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2024	December 31, 2023

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$13,174	$624,685

Financial liabilities

Held for trading
Forward exchange contracts	$439,110	$25,673

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

December 31, 2024

Sell US$	January 2025 to March 2025	US$	3,256,945

December 31, 2023

Sell NT$	January 2024	NT$	26,251,763
Sell US$	January 2024	US$	829,000

8.    FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2024	December 31, 2023

Commercial paper	$14,221,737	$18,387,835
Less: Allowance for impairment loss	(13,579)	(16,130)

	$14,208,158	$18,371,705

Refer to Note 29 for information relating to the credit risk management and expected credit loss for financial assets at amortized cost.

9.    HEDGING FINANCIAL INSTRUMENTS

	December 31, 2024	December 31, 2023

Financial liabilities- current

Hedges of net investments in foreign operations
Bank loans	$-	$27,290,400

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 18 (d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The effect for the years ended December 31, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Forward exchange contracts	$5,041	$39,898

Hedged Items
Forecast transaction (capital expenditures)	$(5,041)	$(39,898)

Hedges of net investments in foreign operations

The Company has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 18 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

December 31, 2023

Hedging Instruments	Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500,000	0%	Due by April 2024	$ 618,180

The effect for the years ended December 31, 2024 and 2023 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
Hedging Instruments/Hedged Items	2024	2023

Hedging Instruments
Bank loans	$793,830	$618,180

Hedged Items
Net investments in foreign operations	$(793,830)	$(618,180)

10.    NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2024	December 31, 2023

At amortized cost
Notes and accounts receivable	$34,036,332	$28,676,101
Less: Loss allowance	(451,913)	(530,139)
	33,584,419	28,145,962
At FVTOCI	5,912,584	5,411,317

	$39,497,003	$33,557,279

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2024	December 31, 2023

Not past due	$38,633,320	$33,618,149
Past due
Past due within 30 days	1,315,596	469,269
Less: Loss allowance	(451,913)	(530,139)

	$39,497,003	$33,557,279

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2024	2023

Balance, beginning of year	$530,139	$330,686
Provision (Reversal)	(78,226)	199,453

Balance, end of year	$451,913	$530,139

For the years ended December 31, 2024 and 2023, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

11.    INVENTORIES

	December 31, 2024	December 31, 2023

Finished goods	$33,980,459	$33,839,662
Work in process	178,296,363	153,362,168
Raw materials	44,017,395	37,279,545
Supplies and spare parts	14,422,255	13,777,820

	$270,716,472	$238,259,195

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 32.

	Years Ended December 31
	2024	2023

Net inventory losses (reversal of write-down of inventories)	$(79,431)	$3,526,480

12.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	December 31, 2024	December 31, 2023

Subsidiaries	$1,721,166,777	$1,065,078,454
Associates	37,421,105	29,616,638

	$1,758,587,882	$1,094,695,092

a.    Investments in subsidiaries

Subsidiaries consisted of the following:

		Place of	Carrying Amount		Percentage of Ownership
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	$772,437,954	$441,225,883	100%	100%
TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	544,359,678	298,604,975	100%	100%
TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	116,846,280	87,625,830	100%	100%
TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	110,272,686	95,419,097	100%	100%
TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	76,694,630	68,143,719	100%	100%
(Continued)

		Place of	Carrying Amount		Percentage of Ownership
Subsidiaries	Principal Activities	Incorporation and Operation	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	$57,173,512	$47,087,140	73%	71%
European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	17,510,070	4,768,013	70%	100%
VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	12,204,760	11,261,961	67%	67%
TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	7,856,923	6,278,751	100%	100%
Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	3,214,022	1,901,742	99.9%	99.9%
TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	1,343,370	1,224,449	100%	100%
TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	631,939	592,499	100%	100%
TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	418,383	394,191	100%	100%
TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	129,226	130,403	100%	100%
TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	43,764	44,599	100%	100%
VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up technology companies	Cayman Islands	23,334	257,540	98%	98%
VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up technology companies	Cayman Islands	6,246	117,662	98%	98%

			$1,721,166,777	$1,065,078,454
(Concluded)

The Company increased its investment in TSMC Global for the amount of NT$261,677,200 thousand in 2024.

The Company increased its investment in TSMC Arizona for the amount of NT$236,121,500 thousand and NT$292,649,510 thousand in both of 2024 and 2023, respectively. As of December 31, 2024, an amount of NT$44,236,800 thousand is recorded under accrued expenses and other current liabilities.

The Company increased its investment in JASM for the amount of NT$15,754,106 thousand and NT$28,062,957 thousand in both of 2024 and 2023, respectively. JASM has increased its capital and converted its preferred shares to common shares in July 2024. The increase in capital resulted in changes in shareholding rights from 71% to 73% and voting rights from 81% to 73%, respectively.

As VisEra’s employees continue to exercise their employee share options, the Company’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over VisEra.

ESMC was established in June 2023, and the Company increased its investment in ESMC for the amount of NT$13,299,041 thousand and NT$4,814,293 thousand in both of 2024 and 2023, respectively. The Company sold its 10% shares to Robert Bosch GmbH, Infineon Technologies AG and NXP Semiconductors N.V. in January 2024, respectively. After selling shares, The Company’s shareholding in ESMC decreased from 100% to 70%. This transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over ESMC.

VTAF II, VTAF III and Growth Fund are under liquidation procedures.

b.    Investments in associates

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$18,300,373	$13,590,430	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	11,387,185	9,728,801	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	4,220,609	3,759,701	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	3,512,938	2,537,706	35%	35%

			$37,421,105	$29,616,638

The Company increased its investment in VIS for the amount of NT$3,738,753 thousand in 2024.

As of December 31, 2024 and 2023, no investments in associates are individually material to the Company. Please refer to the parent company only statements of comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2024	December 31, 2023

GUC	$63,495,488	$81,236,875
VIS	$50,620,261	$37,834,215
Xintec	$22,033,821	$14,188,445

13.    PROPERTY, PLANT AND EQUIPMENT

	December 31, 2024	December 31, 2023

Assets used by the Company	$2,537,292,598	$2,453,454,729
Assets subject to operating leases	13	10,593

	$2,537,292,611	$2,453,465,322

Assets used by the Company

	Land	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2024	$3,212,000	$758,806,526	$5,131,811,792	$92,701,801	$396,791,113	$6,383,323,232
Additions	-	55,597,044	467,354,678	9,549,218	179,051,731	711,552,671
Disposals or retirements	-	(114,103)	(37,743,247)	(7,947,490)	-	(45,804,840)
Transfers from assets subject to operating leases	-	-	56,487	-	-	56,487

Balance at December 31, 2024	$3,212,000	$814,289,467	$5,561,479,710	$94,303,529	$575,842,844	$7,049,127,550

Accumulated depreciation and impairment

Balance at January 1, 2024	$-	$356,622,537	$3,510,736,003	$61,719,223	$790,740	$3,929,868,503
Additions	-	48,163,277	563,408,071	11,207,118	-	622,778,466
Disposals or retirements	-	(110,393)	(33,910,889)	(7,947,402)	-	(41,968,684)
Transfers from assets subject to operating leases	-	-	53,721	-	-	53,721
Impairment	-	-	1,102,946	-	-	1,102,946

Balance at December 31, 2024	$-	$404,675,421	$4,041,389,852	$64,978,939	$790,740	$4,511,834,952

Carrying amounts at December 31, 2024	$3,212,000	$409,614,046	$1,520,089,858	$29,324,590	$575,052,104	$2,537,292,598

Cost

Balance at January 1, 2023	$3,212,000	$588,665,721	$4,073,634,985	$78,940,726	$1,157,545,820	$5,901,999,252
Additions (deductions)	-	170,726,292	1,092,820,315	17,029,650	(760,754,707)	519,821,550
Disposals or retirements	-	(585,487)	(34,652,800)	(3,268,575)	-	(38,506,862)
Transfers from assets subject to operating leases	-	-	80,370	-	-	80,370
Transfers to assets subject to operating leases	-	-	(71,078)	-	-	(71,078)

Balance at December 31, 2023	$3,212,000	$758,806,526	$5,131,811,792	$92,701,801	$396,791,113	$6,383,323,232

Accumulated depreciation and impairment

Balance at January 1, 2023	$-	$315,107,562	$3,098,295,994	$55,147,258	$790,740	$3,469,341,554
Additions	-	42,097,968	445,570,821	9,840,540	-	497,509,329
Disposals or retirements	-	(582,993)	(33,138,618)	(3,268,575)	-	(36,990,186)
Transfers from assets subject to operating leases	-	-	53,537	-	-	53,537
Transfers to assets subject to operating leases	-	-	(45,731)	-	-	(45,731)

Balance at December 31, 2023	$-	$356,622,537	$3,510,736,003	$61,719,223	$790,740	$3,929,868,503

Carrying amounts at December 31, 2023	$3,212,000	$402,183,989	$1,621,075,789	$30,982,578	$396,000,373	$2,453,454,729

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2024, the Company recognized an impairment loss due to partial machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 32.

Information about capitalized interest is set out in Note 21.

14.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	December 31, 2024	December 31, 2023

Carrying amounts

Land	$36,615,988	$37,039,145
Buildings	1,262,910	811,037
Office equipment	20,249	22,523

	$37,899,147	$37,872,705

	Years Ended December 31
	2024	2023

Additions to right-of-use assets	$3,809,970	$1,657,886

Depreciation of right-of-use assets
Land	$2,523,492	$2,439,615
Buildings	421,268	330,361
Office equipment	16,383	16,193

	$2,961,143	$2,786,169

b.    Lease liabilities

	December 31, 2024	December 31, 2023

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,497,939	$2,122,132
Noncurrent portion	27,206,865	26,959,435

	$29,704,804	$29,081,567

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2024	December 31, 2023

Land	0.39%-2.30%	0.39%-2.30%
Buildings	0.40%-2.04%	0.57%-1.76%
Office equipment	0.28%-1.74%	0.28%-1.73%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 22 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Years Ended December 31
	2024	2023

Expenses relating to short-term leases	$164,904	$1,212,080
Total cash outflow for leases	$2,807,980	$4,128,092

15.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2024	$1,567,756	$26,166,275	$47,949,736	$12,216,770	$87,900,537
Additions	-	2,379,507	8,602,555	923,349	11,905,411
Disposals or retirements	-	-	(5,182,563)	(7,890)	(5,190,453)

Balance at December 31, 2024	$1,567,756	$28,545,782	$51,369,728	$13,132,229	$94,615,495

Accumulated amortization and impairment

Balance at January 1, 2024	$-	$20,436,014	$39,211,353	$10,569,106	$70,216,473
Additions	-	2,729,999	5,413,650	985,820	9,129,469
Disposals or retirements	-	-	(5,182,529)	-	(5,182,529)

Balance at December 31, 2024	$-	$23,166,013	$39,442,474	$11,554,926	$74,163,413

Carrying amounts at December 31, 2024	$1,567,756	$5,379,769	$11,927,254	$1,577,303	$20,452,082

Cost

Balance at January 1, 2023	$1,567,756	$25,706,243	$47,821,483	$11,668,271	$86,763,753
Additions	-	460,032	4,417,438	548,499	5,425,969
Disposals or retirements	-	-	(4,289,185)	-	(4,289,185)

Balance at December 31, 2023	$1,567,756	$26,166,275	$47,949,736	$12,216,770	$87,900,537

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,643,661	$38,255,701	$9,408,287	$65,307,649
Additions	-	2,792,353	5,244,804	1,160,819	9,197,976
Disposals or retirements	-	-	(4,289,152)	-	(4,289,152)

Balance at December 31, 2023	$-	$20,436,014	$39,211,353	$10,569,106	$70,216,473

Carrying amounts at December 31, 2023	$1,567,756	$5,730,261	$8,738,383	$1,647,664	$17,684,064

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 9.3% and 9.0% in its test of impairment as of December 31, 2024 and 2023, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2024 and 2023, the Company did not recognize any impairment loss on goodwill.

16.    BONDS PAYABLE

	December 31, 2024	December 31, 2023

Domestic unsecured bonds	$478,536,000	$447,194,000
Less: Discounts on bonds payable	(299,338)	(326,435)
Less: Current portion	(24,397,381)	(6,997,710)

	$453,839,281	$439,869,855

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

101-4	C	January 2013 to January 2023	$3,000,000	1.49%	Bullet repayment; interest payable annually
102-1	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-4	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	The same as above
109-1	A	March 2020 to March 2025	3,000,000	0.58%	The same as above
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900,000	0.52%	The same as above
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500,000	0.55%	The same as above
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

109-4	A	July 2020 to July 2025	$5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800,000	0.50%	The same as above
	B	September 2020 to September 2027	8,000,000	0.58%	The same as above
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above
109-6 (Green bond)	A	December 2020 to December 2025	1,600,000	0.40%	The same as above
	B	December 2020 to December 2027	5,600,000	0.44%	The same as above
	C	December 2020 to December 2030	4,800,000	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900,000	0.36%	The same as above
	B	December 2020 to December 2027	10,200,000	0.41%	The same as above
	C	December 2020 to December 2030	6,400,000	0.45%	The same as above
110-1	A	March 2021 to March 2026	4,800,000	0.50%	Bullet repayment; interest payable annually
	B	March 2021 to March 2028	11,400,000	0.55%	The same as above
	C	March 2021 to March 2031	4,900,000	0.60%	The same as above
110-2	A	May 2021 to May 2026	5,200,000	0.50%	The same as above
	B	May 2021 to May 2028	8,400,000	0.58%	The same as above
	C	May 2021 to May 2031	5,600,000	0.65%	The same as above
110-3	A	June 2021 to June 2026	6,900,000	0.52%	The same as above
	B	June 2021 to June 2028	7,900,000	0.58%	The same as above
	C	June 2021 to June 2031	4,900,000	0.65%	The same as above
110-4	A	August 2021 to August 2025	4,000,000	0.485%	The same as above
	B	August 2021 to August 2026	8,000,000	0.50%	The same as above
	C	August 2021 to August 2028	5,400,000	0.55%	The same as above
	D	August 2021 to August 2031	4,200,000	0.62%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

110-6	A	October 2021 to April 2026	$3,200,000	0.535%	Bullet repayment; interest payable annually
	B	October 2021 to October 2026	6,900,000	0.54%	The same as above
	C	October 2021 to October 2028	4,600,000	0.60%	The same as above
	D	October 2021 to October 2031	1,600,000	0.62%	The same as above
110-7	A	December 2021 to December 2026	7,700,000	0.65%	The same as above
	B	December 2021 to June 2027	3,500,000	0.675%	The same as above
	C	December 2021 to December 2028	5,500,000	0.72%	The same as above
111-1 (Green bond)	A	January 2022 to January 2027	2,100,000	0.63%	The same as above
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above
111-3 (Green bond)	-	May 2022 to May 2027	6,100,000	1.50%	The same as above
111-4 (Green bond)	A	July 2022 to July 2026	1,200,000	1.60%	The same as above
	B	July 2022 to July 2027	10,100,000	1.70%	The same as above
	C	July 2022 to July 2029	1,200,000	1.75%	The same as above
	D	July 2022 to July 2032	1,400,000	1.95%	The same as above
111-5	A	August 2022 to June 2027	2,000,000	1.65%	The same as above
	B	August 2022 to August 2027	8,900,000	1.65%	The same as above
	C	August 2022 to August 2029	2,200,000	1.65%	The same as above
	D	August 2022 to August 2032	2,500,000	1.82%	The same as above
111-6 (Green bond)	A	October 2022 to October 2027	5,700,000	1.75%	The same as above
	B	October 2022 to October 2029	1,000,000	1.80%	The same as above
	C	October 2022 to October 2032	3,500,000	2.00%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

112-1 (Green bond)	A	March 2023 to March 2028	$12,200,000	1.54%	Bullet repayment; interest payable annually
	B	March 2023 to March 2030	2,300,000	1.60%	The same as above
	C	March 2023 to March 2033	4,800,000	1.78%	The same as above
112-2 (Green bond)	A	May 2023 to May 2028	13,100,000	1.60%	The same as above
	B	May 2023 to May 2030	2,300,000	1.65%	The same as above
	C	May 2023 to May 2033	5,300,000	1.82%	The same as above
112-3	A	June 2023 to June 2028	11,400,000	1.60%	The same as above
	B	June 2023 to June 2030	2,600,000	1.65%	The same as above
	C	June 2023 to June 2033	6,000,000	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300,000	1.60%	The same as above
	B	August 2023 to August 2030	700,000	1.65%	The same as above
	C	August 2023 to August 2033	7,900,000	1.76%	The same as above
112-5	A	October 2023 to October 2028	4,300,000	1.62%	The same as above
	B	October 2023 to October 2033	5,500,000	1.76%	The same as above
113-1 (Green bond)	A	March 2024 to March 2029	12,000,000	1.64%	The same as above
	B	March 2024 to March 2034	10,800,000	1.76%	The same as above
113-2 (Green bond)	A	May 2024 to May 2029	4,900,000	1.98%	The same as above
	B	May 2024 to May 2034	6,600,000	2.10%	The same as above
(Concluded)

Issuance	Tranche	Issuance Period	Total Issue Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

US$ unsecured bonds

109-1	-	September 2020 to September 2060	US$	1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually
110-5	-	September 2021 to September 2051		1,000,000	3.10%	The same as above

17.    RETIREMENT BENEFIT PLANS

a.    Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Accordingly, the Company recognized expenses of NT$4,537,289 thousand and NT$4,154,345 thousand for the years ended December 31, 2024 and 2023, respectively.

b.    Defined benefit plans

The Company has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2024	2023

Current service cost	$153,020	$139,101
Net interest expense	122,660	142,291
Components of defined benefit costs recognized in profit or loss	275,680	281,392
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(774,583)	(16,252)
Actuarial loss arising from experience adjustments	911,752	68,342
Actuarial (gain) loss arising from changes in financial assumptions	(281,534)	571,266
Components of defined benefit costs recognized in other comprehensive income	(144,365)	623,356

Total	$131,315	$904,748

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2024	2023

Cost of revenue	$178,507	$182,333
Research and development expenses	75,259	76,120
General and administrative expenses	18,424	19,248
Marketing expenses	3,490	3,691

	$275,680	$281,392

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2024	December 31, 2023

Present value of defined benefit obligation	$18,332,160	$17,995,066
Fair value of plan assets	(10,751,503)	(8,737,842)

Net defined benefit liability	$7,580,657	$9,257,224

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2024	2023

Balance, beginning of year	$17,995,066	$17,483,951
Current service cost	153,020	139,101
Interest expense	242,788	303,970
Remeasurement:
Actuarial loss arising from experience adjustments	911,752	68,342
Actuarial (gain) loss arising from changes in financial assumptions	(281,534)	571,266
Benefits paid from plan assets	(679,084)	(556,455)
Benefits paid directly by the Company	(9,848)	(15,109)

Balance, end of year	$18,332,160	$17,995,066

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2024	2023

Balance, beginning of year	$8,737,842	$8,162,860
Interest income	120,128	161,679
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	774,583	16,252
Contributions from employer	1,798,034	953,506
Benefits paid from plan assets	(679,084)	(556,455)

Balance, end of year	$10,751,503	$8,737,842

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2024	December 31, 2023

Cash	$1,569,719	$1,351,744
Equity instruments	6,245,548	4,998,919
Debt instruments	2,936,236	2,387,179

	$10,751,503	$8,737,842

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2024	December 31, 2023

Discount rate	1.60%	1.40%
Future salary increase rate	4.00%	4.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)    Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)    Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$717,535 thousand and NT$757,663 thousand as of December 31, 2024 and 2023, respectively.

3)    Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$697,715 thousand and NT$735,167 thousand as of December 31, 2024 and 2023, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$1,869,955 thousand to the defined benefit plans in the next year starting from December 31, 2024. The weighted average duration of the defined benefit obligation is 8 years.

18.    EQUITY

a.    Capital stock

	December 31, 2024	December 31, 2023

Authorized shares (in thousands)	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,733	25,932,071
Issued capital	$259,327,332	$259,320,710

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On September 1, 2024, March 1, 2024 and March 1, 2023, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,353 thousand shares, 2,960 thousand shares and 2,110 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2024 and 2023, the Company reclaimed 1,402 thousand and 419 thousand employee restricted shares, respectively, that were unvested. On June 5, 2024 and May 9, 2023, the Company’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, the Company completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3,249 thousand treasury shares. Refer to Note 18(e) for further information.

As of December 31, 2024, the Company’s total issued and outstanding ADSs were 1,062,769 thousand units, representing 5,313,844 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	December 31, 2024	December 31, 2023

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,809,704	$24,406,854
From merger	22,800,434	22,803,291
From convertible bonds	8,891,257	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,406,282
Donations - donated by shareholders	11,275	11,275
(Continued)

	December 31, 2024	December 31, 2023

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,108,958	$4,199,936
From share of changes in equities of associates	1,172,396	302,396
Donations - unclaimed dividend	78,976	70,093

May not be used for any purpose

Employee restricted shares	2,976,199	783,883

	$73,260,765	$69,876,381
(Concluded)

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

The Company’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by the Company’s Board of Directors and reported to the Company’s shareholders in its meeting. When allocating earnings, the Company shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals the Company’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the Company’s Articles of Incorporation.

The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets and gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2024, 2023 and 2022 quarterly earnings have been approved by the Company’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2023	of 2023	of 2023	of 2023
Company’s Board of	February 6,	November 14,	August 8,	May 9,
Directors in its meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of the	of 2022	of 2022	of 2022	of 2022
Company’s Board of	February 14,	November 8,	August 9,	May 10,
Directors in its meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Year Ended December 31, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	64,536,244	-	-	-	64,536,244
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	97,396	-	-	97,396
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(4,009,066)	-	-	(4,009,066)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	5,041	-	5,041
Transferred to initial carrying amount of hedged items	-	-	141	-	141
Issuance of employee restricted stock	-	-	-	(2,637,387)	(2,637,387)
Share-based payment expenses recognized	-	-	-	1,222,742	1,222,742
Share of other comprehensive income (loss) of subsidiaries and associates	249,690	6,861,418	(90,750)	-	7,020,358
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of year	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047

	Year Ended December 31, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	(14,264,009)	-	-	-	(14,264,009)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	618,180	-	-	-	618,180
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(53,665)	-	-	(53,665)
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(151,944)	-	-	(151,944)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	39,898	-	39,898
Transferred to initial carrying amount of hedged items	-	-	(45,181)	-	(45,181)
Issuance of employee restricted stock	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	477,687	477,687
Share of other comprehensive income (loss) of subsidiaries and associates	72,361	6,162,059	(78,023)	-	6,156,397
Income tax effect	-	(25)	-	-	(25)

Balance, end of year	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)

The aforementioned other equity includes the changes in other equities of the Company and the Company’s share of its subsidiaries and associates.

e.    Treasury stock

For the Company’s shareholders’ interests, the Company’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. The Company has completed this share buyback program during the second quarter of 2024. On August 13, 2024, the Company’s Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September 11, 2024.

19.    NET REVENUE

a.    Disaggregation of revenue from contracts with customers

	Years Ended December 31
Product	2024	2023

Wafer	$2,510,017,254	$1,881,677,167
Others	370,366,096	271,607,928

	$2,880,383,350	$2,153,285,095

	Years Ended December 31
Geography	2024	2023

Taiwan	$270,413,546	$149,777,343
United States	1,986,303,602	1,404,615,395
China	331,673,315	267,154,140
Japan	144,239,882	132,072,000
Europe, the Middle East and Africa	102,760,879	117,348,237
Others	44,992,126	82,317,980

	$2,880,383,350	$2,153,285,095

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
Platform	2024	2023

High Performance Computing	$1,468,508,854	$931,334,614
Smartphone	1,000,995,664	810,053,991
Internet of Things	164,847,295	161,685,797
Automotive	138,885,986	133,741,115
Digital Consumer Electronics	47,850,715	46,994,528
Others	59,294,836	69,475,050

	$2,880,383,350	$2,153,285,095

	Years Ended December 31
Resolution	2024	2023

3-nanometer	$456,947,662	$106,434,419
5-nanometer	859,687,087	628,017,081
7-nanometer	416,558,462	357,653,571
16-nanometer	202,383,587	191,789,213
20-nanometer	4,076,441	10,379,144
28-nanometer	188,214,493	187,423,174
40/45-nanometer	108,591,498	115,017,630
65-nanometer	93,007,404	107,582,277
90-nanometer	21,525,204	25,772,497
0.11/0.13 micron	52,372,598	47,043,623
0.15/0.18 micron	90,757,845	86,716,114
0.25 micron and above	15,894,973	17,848,424

Wafer revenue	$2,510,017,254	$1,881,677,167

b.    Contract balances

	December 31, 2024	December 31, 2023	January 1, 2023

Contract liabilities (classified under accrued expenses and other current liabilities)	$81,204,467	$47,760,098	$62,380,554

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$46,809,520 thousand and NT$61,349,317 thousand for the years ended December 31, 2024 and 2023, respectively.

c.    Temporary receipts from customers

	December 31, 2024	December 31, 2023

Current portion (classified under accrued expenses and other current liabilities)	$198,602,570	$114,639,514
Noncurrent portion (classified under other noncurrent liabilities)	75,410,459	163,655,128

	$274,013,029	$278,294,642

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

d.    Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms. As of December 31, 2024 and 2023, the aforementioned refund liabilities amounted to NT$60,197,285 thousand and NT$36,144,370 thousand (classified under accrued expenses and other current liabilities), respectively.

20.    INTEREST INCOME

	Years Ended December 31
	2024	2023

Interest income
Cash and cash equivalents	$27,032,709	$17,414,490
Financial assets at amortized cost	305,591	411,061

	$27,338,300	$17,825,551

21.    FINANCE COSTS

	Years Ended December 31
	2024	2023

Interest expense
Corporate bonds	$6,057,480	$5,019,826
Lease liabilities	331,894	334,971
Bank loans	-	262
Others	1,271	2,103
Less: Capitalized interest under property, plant and equipment	(989,659)	(756,369)

	$5,400,986	$4,600,793

Information about capitalized interest is as follows:

	Years Ended December 31
	2024	2023

Capitalization rate	1.20%-1.32%	1.08%-1.20%

22.    OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2024	2023

Gain on disposal of investments accounted for using equity method, net	$7,126	$-
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(7,881,159)	7,243,770
Provision for (reversal of) expected credit loss for financial assets
Financial assets at amortized cost	2,551	(5,789)
Other gains, net	208,036	356,151

	$(7,663,446)	$7,594,132

23.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2024	2023

Current income tax expense
Current tax expense recognized in the current year	$235,089,738	$134,436,152
Income tax adjustments for prior years	(7,144,098)	34,145
Other income tax adjustments	331,459	234,902
	228,277,099	134,705,199
Deferred income tax expense
Income tax adjustments for prior years	3,925,320	-
The origination and reversal of temporary differences	2,138,847	4,568,373
	6,064,167	4,568,373

Income tax expense recognized in profit or loss	$234,341,266	$139,273,572

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2024	2023

Income before tax	$1,407,608,969	$977,771,236

Income tax expense at the statutory rate	$281,521,794	$195,554,247
Tax effect of adjusting items:
Adjusting items in determining taxable income	(6,175,639)	(7,861,524)
Additional income tax on unappropriated earnings	6,483,623	9,468,943
The origination and reversal of temporary differences	2,138,847	3,623,335
Income tax credits	(46,740,040)	(61,780,476)
	237,228,585	139,004,525
(Continued)

	Years Ended December 31
	2024	2023

Income tax adjustments on prior years	$(3,218,778)	$34,145
Other income tax adjustments	331,459	234,902

Income tax expense recognized in profit or loss	$234,341,266	$139,273,572
(Concluded)

For the years ended December 31, 2024 and 2023, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

b.    Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2024	December 31, 2023

Deferred income tax assets
Temporary differences
Depreciation	$32,784,174	$40,726,261
Refund liability	13,146,474	9,348,138
Unrealized exchange losses	9,078,243	7,096,229
Unrealized loss on inventories	2,701,995	2,702,288
Net defined benefit liability	1,415,946	1,729,672
Others	1,051,513	753,473

	$60,178,345	$62,356,061

Deferred income tax liabilities
Temporary differences
Subsidiary’s projected earnings distribution	$(3,925,320)	$-

	Year Ended December 31, 2024
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax assets
Temporary differences
Depreciation	$40,726,261	$(7,942,087)	$-	$32,784,174
Refund liability	9,348,138	3,798,336	-	13,146,474
Unrealized exchange losses	7,096,229	1,982,014	-	9,078,243
Unrealized loss on inventories	2,702,288	(293)	-	2,701,995
Net defined benefit liability	1,729,672	(284,853)	(28,873)	1,415,946
Others	753,473	308,036	(9,996)	1,051,513

	$62,356,061	$(2,138,847)	$(38,869)	$60,178,345

Deferred income tax liabilities
Temporary differences
Subsidiary’s projected earnings distribution	$-	$(3,925,320)	$-	$(3,925,320)

	Year Ended December 31, 2023
		Recognized in
	Balance,		Other
	Beginning of		Comprehensive	Balance,
	Year	Profit or Loss	Income	End of Year

Deferred income tax assets
Temporary differences
Depreciation	$44,989,153	$(4,262,892)	$-	$40,726,261
Refund liability	12,002,094	(2,653,956)	-	9,348,138
Unrealized exchange losses	5,779,739	1,316,490	-	7,096,229
Unrealized loss on inventories	2,260,011	442,277	-	2,702,288
Net defined benefit liability	1,722,005	(117,004)	124,671	1,729,672
Others	955,059	(201,561)	(25)	753,473

	$67,708,061	$(5,476,646)	$124,646	$62,356,061

Deferred income tax liabilities
Temporary differences
Others	$(908,273)	$908,273	$-	$-

c.    The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2024 and 2023, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$52,979,425 thousand and NT$52,686,244 thousand, respectively.

d.    The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2024 and 2023, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$327,787,523 thousand and NT$254,182,901 thousand, respectively.

e.    Income tax examination

The tax authorities have examined income tax returns of the Company through 2022. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

24.    EARNINGS PER SHARE

	Years Ended December 31
	2024	2023

Basic EPS	$45.25	$32.34
Diluted EPS	$45.25	$32.34

EPS is computed as follows:

	Years Ended December 31
	2024	2023

Basic EPS
Net income available to common shareholders	$1,173,267,703	$838,497,664
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,927,556	25,929,223
Basic EPS (in dollars)	$45.25	$32.34
(Continued)

	Years Ended December 31
	2024	2023

Diluted EPS
Net income available to common shareholders	$1,173,267,703	$838,497,664
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,927,556	25,929,223
Effects of all dilutive potential common shares (in thousands)	2,089	44
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,645	25,929,267
Diluted EPS (in dollars)	$45.25	$32.34
(Concluded)

25.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment- RSAs

The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Available for issuance (in thousands)	1,832	-	-	-
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company or the subsidiaries on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or the subsidiaries or violate the Company’s work rules; and

•certain employee performance metrics and the Company’s or the subsidiaries’ business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the Company’s business performance metrics.

3)    For eligible executive officers of the Company: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the Company’s relative Total Shareholder Return (“TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee evaluation of the Company’s Environmental, Social, and Governance (“ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

The Company’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of the Company.

5)    Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of year	-	-	2,110	694
Issuance of stocks	2,353	2,960	-	-
Canceled shares	-	-	(1,055)	(347)

Balance, end of year	2,353	2,960	1,055	347

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022
Stock price at measurement date (in dollars)	$944	$689	$511	$604
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%	0.57%

Refer to Note 26 for the compensation costs of the RSAs recognized by the Company.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of the Company’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one the Company’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Years Ended December 31
	2024			2023
	2023 Plan	2022 Plan	2021 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$1,090	$1,090	$1,090	$593	$593
Expected price volatility	25.61%-30.78%	25.61%-30.78%	25.61%~30.78%	24.76%-29.05%	24.76%-29.05%
Residual life	1-3 years	1-2 years	1 year	1-3 years	1-2 years
Risk-free interest rate	1.45%	1.41%	1.37%	1.15%	1.14%

Refer to Note 26 for the compensation costs of the cash-settled share-based payment recognized by the Company. As of December 31, 2024 and 2023, the liabilities under cash-settled share-based payment arrangement amounted to NT$455,728 thousand and NT$62,695 thousand, respectively.

26.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2024	2023

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$590,881,553	$471,343,567
Recognized in operating expenses	34,858,056	28,951,931
Recognized in other operating income and expenses	7,814	5,273

	$625,747,423	$500,300,771

b. Amortization of intangible assets

Recognized in cost of revenue	$6,320,646	$6,515,540
Recognized in operating expenses	2,808,823	2,682,436

	$9,129,469	$9,197,976

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$4,537,289	$4,154,345
Defined benefit plans	275,680	281,392
	4,812,969	4,435,737
Share-based payments
Equity-settled	1,242,676	482,302
Cash-settled	403,486	61,329
	1,646,162	543,631
Other employee benefits	248,455,483	195,611,221

	$254,914,614	$200,590,589
(Continued)

	Years Ended December 31
	2024	2023

Employee benefits expense summarized by function
Recognized in cost of revenue	$152,156,491	$122,143,462
Recognized in operating expenses	102,758,123	78,447,127

	$254,914,614	$200,590,589
(Concluded)

According to the Company’s Articles of Incorporation, the Company shall allocate compensation to directors and profit sharing bonus to employees of the Company not more than 0.3% and not less than 1% of annual profits during the period, respectively.

The Company accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual parent company only financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2024	2023

Profit sharing bonus to employees	$70,296,283	$50,090,533

The Company’s profit sharing bonus to employees and compensation to directors for 2024, 2023 and 2022 had been approved by the Board of Directors of the Company, as illustrated below:

	Years Ended December 31
	2024	2023	2022
Resolution Date of the Company’s Board of	February 12,	February 6,	February 14,
Directors in its meeting	2025	2024	2023

Profit sharing bonus to employees	$70,296,283	$50,090,533	$60,702,047
Compensation to directors	$358,989	$551,955	$690,128

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2024, 2023 and 2022, respectively.

The information about the appropriations of the Company’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

27.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Years Ended December 31
	2024	2023

Additions of property, plant and equipment	$711,552,671	$519,821,550
Exchange of assets	(109,273)	(78,036)
Changes in payables to contractors and equipment suppliers	(65,724,334)	115,944,500
Transferred to initial carrying amount of hedged items	5,041	39,898
Capitalized interests	(989,659)	(756,369)

Payments for acquisition of property, plant and equipment	$644,734,446	$634,971,543

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-	$-
Bonds payable	446,867,565	27,264,319	4,038,045	-	66,733	478,236,662
Lease liabilities	29,081,567	(2,587,809)	(3)	2,879,155	331,894	29,704,804

Total	$503,239,532	$(1,820,060)	$3,244,212	$2,879,155	$398,627	$507,941,466

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2023

Hedging financial liabilities- bank loans	$-	$27,908,580	$(618,180)	$-	$-	$27,290,400
Bonds payable	379,230,474	67,511,319	67,916	-	57,856	446,867,565
Lease liabilities	29,623,262	(2,429,250)	-	1,552,584	334,971	29,081,567

Total	$408,853,736	$92,990,649	$(550,264)	$1,552,584	$392,827	$503,239,532

Note:    Other changes include amortization of bonds payable and financial cost of lease liabilities.

28.    CAPITAL MANAGEMENT

The objective of the Company’s capital management is to maintain a capital structure that ensures liquidity and supports a solid investment grade credit rating. The capital structure includes both debt and equity. The Company adjusts its capital structure mainly through changes in the level of debt and adjustments of dividend payout to shareholders.

The Company’s capital management policy remained unchanged in 2024. The Company’s current credit ratings are AA- from Standard & Poor’s and Aa3 from Moody’s, same as those as of December 31, 2023.

29.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	December 31, 2024	December 31, 2023

Financial assets
FVTPL (Note 1)	$13,174	$624,685
FVTOCI (Note 2)	6,970,931	6,372,267
Amortized cost (Note 3)	1,306,159,488	944,953,016

	$1,313,143,593	$951,949,968
Financial liabilities
FVTPL (Note 4)	$439,110	$25,673
Hedging financial liabilities	-	27,290,400
Amortized cost (Note 5)	1,370,620,974	1,124,627,242

	$1,371,060,084	$1,151,943,315

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net) and equity investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits, and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:     Held for trading.

Note 5:    Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollars, would have an adverse impact on the revenue and operating profit as expressed in NT dollar. The Company uses foreign currency derivative contracts and non-derivative financial instruments, such as currency forwards, currency swaps and bank loans denominated in foreign currency, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, certain forecasted transactions, and net investments in foreign operations. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2024 and 2023, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$2,471,332 thousand and NT$726,145 thousand, respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its bank deposits and outstanding debt. Changes in interest rates affect the interest earned on the Company’s bank deposits, as well as the interest paid on its debt. Because all of the Company’s bonds issued are fixed-rate and measured at amortized cost, changes in interest rates would not affect the future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2024 and 2023, the other comprehensive income would have decreased by NT$84,668 thousand and NT$76,876 thousand, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2024 and 2023, the Company’s ten largest customers accounted for 84% and 85% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the years ended December 31, 2024 and 2023, the expected credit loss decreased NT$2,551 thousand and increased NT$5,789 thousand, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,191,888	$-	$-	$-	$74,191,888
Payables to contractors and equipment suppliers	150,280,751	-	-	-	150,280,751
Accrued expenses and other current liabilities	365,027,676	-	-	-	365,027,676
Bonds payable	30,503,009	164,569,011	133,348,645	228,284,664	556,705,329
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,895,659	4,998,837	4,397,192	20,373,710	32,665,398
Others	-	80,424,861	1,202,936	-	81,627,797
	622,898,983	249,992,709	138,948,773	248,658,374	1,260,498,839

Derivative financial instruments

Forward exchange contracts
Outflows	97,621,287	-	-	-	97,621,287
Inflows	(97,162,228)	-	-	-	(97,162,228)
	459,059	-	-	-	459,059

	$623,358,042	$249,992,709	$138,948,773	$248,658,374	$1,260,957,898

December 31, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$27,290,400	$-	$-	$-	$27,290,400
Accounts payable (including related parties)	57,763,188	-	-	-	57,763,188
Payables to contractors and equipment suppliers	84,146,173	-	-	-	84,146,173
Accrued expenses and other current liabilities	191,976,278	-	-	-	191,976,278
Bonds payable	12,455,260	96,892,557	190,937,676	222,606,055	522,891,548
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,457,570	4,475,101	4,203,205	21,136,670	32,272,546
Others	-	165,188,432	6,303,135	2,908,666	174,400,233
	376,088,869	266,556,090	201,444,016	246,651,391	1,090,740,366

Derivative financial instruments

Forward exchange contracts
Outflows	51,741,026	-	-	-	51,741,026
Inflows	(52,317,678)	-	-	-	(52,317,678)
	(576,652)	-	-	-	(576,652)

	$375,512,217	$266,556,090	$201,444,016	$246,651,391	$1,090,163,714

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2024

Lease liabilities	$9,910,952	$6,805,189	$3,540,742	$116,827	$20,373,710

December 31, 2023

Lease liabilities	$9,629,306	$7,088,110	$4,101,046	$318,208	$21,136,670

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the parent company only balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2024
	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$13,174	$-	$13,174

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$1,058,347	$1,058,347
Notes and accounts receivable, net	5,912,584	-	5,912,584

	$5,912,584	$1,058,347	$6,970,931

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$439,110	$-	$439,110

	December 31, 2023
	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$624,685	$-	$624,685

Financial assets at FVTOCI

Investments in equity instruments
Non-publicly traded equity investments	$-	$960,950	$960,950
Notes and accounts receivable, net	5,411,317	-	5,411,317

	$5,411,317	$960,950	$6,372,267

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$25,673	$-	$25,673

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended December 31, 2024 and 2023 were as follows:

	Years Ended December 31
	2024	2023

Balance, beginning of year	$960,950	$1,014,741
Recognized in other comprehensive income or loss	97,397	(53,666)
Disposals and proceeds from return of capital of investments	-	(125)

Balance, end of year	$1,058,347	$960,950

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•Forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties.

The market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the parent company only financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	December 31, 2024
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Commercial paper	$14,208,158	$14,222,713

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$478,236,662	$444,114,272

	December 31, 2023
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Commercial paper	$18,371,705	$18,385,329

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$446,867,565	$418,841,652

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair value of the Company’s bonds payable is determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

30.    RELATED PARTY TRANSACTIONS

The significant transactions between the Company and its related parties, other than those disclosed in other notes, are summarized as follows:

a.    Related party name and categories

Related Party Name	Related Party Categories

TSMC Arizona	Subsidiaries
TSMC China	Subsidiaries
TSMC Nanjing	Subsidiaries
JASM	Subsidiaries
ESMC	Subsidiaries
VisEra Tech	Subsidiaries
TSMC North America	Subsidiaries
TSMC 3DIC	Subsidiaries
TSMC Europe	Subsidiaries
TSMC JDC	Subsidiaries
TSMC Japan	Subsidiaries
TSMC Korea	Subsidiaries
TSMC Design Technology Canada Inc. (TSMC Canada)	Indirect Subsidiaries
TSMC Technology, Inc. (TSMC Technology)	Indirect Subsidiaries
TSMC Washington, LLC (TSMC Washington)	Indirect Subsidiaries
GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
SSMC	Associates
Xintec	Associates

b.    Net revenue

		Years Ended December 31
		2024	2023

Item	Related Party Name/Categories

Net revenue from sale of goods	TSMC North America	$2,057,313,208	$1,459,559,406
	Associates	7,080,991	8,903,425
	Other subsidiaries	1,688,771	579,810

		$2,066,082,970	$1,469,042,641

c.    Purchases

	Years Ended December 31
	2024	2023

Related Party Categories

Subsidiaries	$104,615,531	$96,198,620
Associates	4,619,621	4,562,206

	$109,235,152	$100,760,826

d.    Receivables from related parties

		December 31, 2024	December 31, 2023

Item	Related Party Name/Categories

Receivables from related	TSMC North America	$209,056,572	$154,789,324
parties	Associates	1,120,441	471,728
	Other subsidiaries	123,162	825

		$210,300,175	$155,261,877

Other receivables from related	TSMC North America	$5,050,233	$3,747,684
parties	Other subsidiaries	262,603	540,767
	Associates	251	71,871

		$5,313,087	$4,360,322

e.    Other noncurrent assets

		December 31, 2024	December 31, 2023

Item	Related Party Name

Temporary payments	JASM	$-	$12,132,766

f.    Payables to related parties

		December 31, 2024	December 31, 2023

Item	Related Party Name/Categories

Payables to related parties	TSMC Nanjing	$4,473,370	$5,064,282
	TSMC China	1,848,450	2,312,769
	Xintec	987,992	1,020,153
	Other subsidiaries	2,389,993	1,176,420
	Other associates	438,006	546,071

		$10,137,811	$10,119,695

g.    Accrued expenses and other current liabilities

		December 31, 2024	December 31, 2023

Item	Related Party Name/Categories

Other payables and other	Subsidiaries	$1,489,450	$1,150,882
current liabilities	Associates	-	1,666,113

		$1,489,450	$2,816,995
(Continued)

		December 31, 2024	December 31, 2023

Temporary receipts	TSMC North America	$178,396,827	$99,904,122
	Associates	672,001	153,735

		$179,068,828	$100,057,857
(Concluded)

h.    Other noncurrent liabilities

		December 31, 2024	December 31, 2023

Item	Related Party Name

Temporary receipts	TSMC North America	$71,433,597	$134,052,101
	Associates	409,600	153,735

		$71,843,197	$134,205,836

i.    Others

		Years Ended December 31
		2024	2023

Item	Related Party Categories

Manufacturing expenses	Associates	$5,221,103	$5,032,445
	Subsidiaries	17,189	11,504

		$5,238,292	$5,043,949

Research and development	Subsidiaries	$7,181,542	$5,865,252
expenses	Associates	397,058	305,073

		$7,578,600	$6,170,325

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain or loss derived from sales of property, plant and equipment to related parties using equity method, and then recognized such gain or loss over the depreciable lives of the disposed assets.

j.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2024	2023

Short-term employee benefits	$4,230,478	$3,271,057
Post-employment benefits	3,135	3,208
Share-based payments	1,357,432	525,808

	$5,591,045	$3,800,073

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of the Company in accordance with the individual performance and market trends.

31.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity provided the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, the Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.The Company entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.The Company entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.The Company entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.As of the end of reporting period, the Company provided endorsement guarantees of NT$2,726,733 thousand to its subsidiary, TSMC North America, in respect of providing endorsement guarantees for office leasing contract.

g.As of the end of reporting period, the Company provided a NT$245,760,000 thousand endorsement guarantee for its subsidiary, TSMC Global, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds.

h.As of the end of reporting period, the Company provided a NT$470,136,259 thousand endorsement guarantee for its subsidiary, TSMC Arizona, in respect of its issuance of US dollar-denominated senior unsecured corporate bonds and operation needs.

i.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of December 31, 2024 and 2023, the aforementioned guarantee amounted to NT$10,315,609 thousand and NT$8,012,973 thousand, respectively.

32.    SIGNIFICANT LOSS FROM DISASTER

On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. Based on a preliminary assessment, the Company estimated related earthquake losses to be approximately NT$5.3 billion, net of insurance claim, and will recognize it in the first quarter of 2025.

33.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2024

Financial assets

Monetary items
USD	$17,852,987	32.768	$585,006,683
EUR	585,645	34.102	19,971,653
JPY	116,712,205	0.2092	24,416,193

Financial liabilities

Monetary items
USD	15,423,526	32.768	505,398,116
EUR	732,065	34.102	24,964,882
JPY	117,290,411	0.2092	24,537,154
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount (In Thousands)

December 31, 2023

Financial assets

Monetary items
USD	$13,930,953	30.747	$428,335,022
EUR	408,480	34.175	13,959,812
JPY	7,683,178	0.2192	1,684,153

Financial liabilities

Monetary items
USD	13,381,760	30.747	411,448,963
EUR	778,452	34.175	26,603,608
JPY	194,498,358	0.2192	42,634,040
(Concluded)

Note:    Exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Please refer to the parent company only statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2024 and 2023, respectively. Since there were varieties of foreign currency transactions of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

34.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for the Company:

a.Financings provided: See Table 1 attached;

b.Endorsement/guarantee provided: See Table 2 attached;

c.Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.Information about the derivative financial instruments transaction: See Notes 7 and 9;

j.Names, locations, and related information of investees over which the Company exercises significant influence (excluding information on investment in mainland China): See Table 8 attached;

k.Information on investment in mainland China

1)    The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 9 attached.

2)    Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Note 30.

l.Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 10 attached.

35.    OPERATING SEGMENTS INFORMATION

The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Investees

FINANCINGS PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 4)			Ending Balance (Foreign Currencies in Thousands) (Note 4)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 to 3)	Financing Company’s Total Financing Amount Limits (Notes 1 to 3)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	98,304,000 3,000,000	$ )		$-			$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$428,854,517	$857,709,033
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	54,256,720 8,800,000 450,000	$ )& )	$ (RMB (US$	41,685,000 6,000,000 450,000	$ )& )	$ (RMB	26,939,400 6,000,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	110,511,314	110,511,314
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes	$ (US$	1,966,080 60,000	$ )	$ (US$	1,966,080 60,000	$ )	$ (US$	983,040 30,000	$ )	-	The need for short-term financing	-	Operating capital	-	-	-	35,183,067	35,183,067

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 4:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Investees

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,715,418,067	$ (US$	2,726,733 83,213)	$ (US$	2,726,733 83,213)	$ (US$	2,726,733 83,213)	$-	0.06%	$1,715,418,067	Yes	No	No
		TSMC Global	Subsidiary	1,715,418,067	(US$	245,760,000 7,500,000)	(US$	245,760,000 7,500,000)	(US$	245,760,000 7,500,000)	-	5.73%	1,715,418,067	Yes	No	No
		TSMC Arizona	Subsidiary	1,715,418,067	(US$	470,136,259 14,347,420)	(US$	470,136,259 14,347,420)	(US$	312,358,339 9,532,420)	-	10.96%	1,715,418,067	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	323,065	(JPY	276,144 1,320,000)	(JPY	276,144 1,320,000)	(JPY	276,144 1,320,000)	-	0.01%	323,065	No	No	No

Note 1:    TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC and the total amount of the endorsement/guarantee provided by TSMC Japan shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES HELD

DECEMBER 31, 2024 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$505,114	10		$505,114
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	448,560		7	448,560
	Global Investment Holding Inc.	-	〃	10,442	104,673		6	104,673

	Commercial paper
	Cathay Financial Holding Co., Ltd.	-	Financial assets at amortized cost	924	9,185,663		N/A	9,195,051
	Formosa Chemicals & Fibre Corporation	-	〃	250	2,479,351		N/A	2,481,860
	China Steel Corporation	-	〃	120	1,197,878		N/A	1,199,118
	Formosa Plastics Corporation	-	〃	100	996,353		N/A	997,398
	Nan Ya Plastics Corporation	-	〃	35	348,913		N/A	349,286

TSMC Partners	Fund
	Carbon Nature SCSp	-	Financial assets at fair value through Profit or Loss	-	US$	11,413	18	US$	11,413
	Matter Venture Partners Fund I, L.P.	-	〃	-	US$	8,088	7	US$	8,088
	Imprint Nature-Based Opportunities Offshore SCSp	-	〃	-	US$	7,567	20	US$	7,567

	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Partnership (Limited Partnership)	-	Financial assets at fair value through other comprehensive income	-	US$	20,014	6	US$	20,014
	Walden Technology Ventures Investments II, L.P.	-	〃	-	US$	13,512	9	US$	13,512
	Walden Technology Ventures Investments III, L.P.	-	〃	-	US$	11,688	4	US$	11,688
	Tela Innovations	-	〃	6,942	US$	-	22	US$	-

	Publicly traded stocks
	ARM Holdings plc	-	Financial assets at fair value through other comprehensive income	1,111	US$	137,026	-	US$	137,026
	Movella Holdings Inc.	-	〃	3,095	US$	62	6	US$	62

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	95,674	N/A	US$	95,674
	Morgan Stanley	-	〃	-	US$	87,312	N/A	US$	87,312
	Wells Fargo & Company	-	〃	-	US$	74,617	N/A	US$	74,617
	The Goldman Sachs Group, Inc.	-	〃	-	US$	73,642	N/A	US$	73,642
	JPMorgan Chase & Co.	-	〃	-	US$	72,101	N/A	US$	72,101
	Citigroup Inc.	-	〃	-	US$	56,810	N/A	US$	56,810
	HSBC Holdings plc	-	〃	-	US$	52,845	N/A	US$	52,845
	Hyundai Capital America	-	〃	-	US$	39,105	N/A	US$	39,105
	BNP Paribas SA	-	〃	-	US$	38,517	N/A	US$	38,517
	Lloyds Banking Group plc	-	〃	-	US$	36,440	N/A	US$	36,440
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	36,329	N/A	US$	36,329
	Barclays PLC	-	〃	-	US$	35,715	N/A	US$	35,715
	Nationwide Building Society	-	〃	-	US$	35,644	N/A	US$	35,644

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	NatWest Group plc	-	Financial assets at fair value through other comprehensive income	-	US$	34,193	N/A	US$	34,193
	Principal Life Global Funding II	-	〃	-	US$	33,881	N/A	US$	33,881
	American Express Company	-	〃	-	US$	31,036	N/A	US$	31,036
	Banco Santander, S.A.	-	〃	-	US$	30,804	N/A	US$	30,804
	BPCE SA	-	〃	-	US$	30,045	N/A	US$	30,045
	Toyota Motor Credit Corporation	-	〃	-	US$	29,997	N/A	US$	29,997
	Credit Agricole SA London Branch	-	〃	-	US$	28,366	N/A	US$	28,366
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	26,118	N/A	US$	26,118
	AIG Global Funding	-	〃	-	US$	25,521	N/A	US$	25,521
	Athene Global Funding	-	〃	-	US$	24,758	N/A	US$	24,758
	COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH	-	〃	-	US$	24,228	N/A	US$	24,228
	Deutsche Bank AG - New York Branch	-	〃	-	US$	23,782	N/A	US$	23,782
	The Toronto-Dominion Bank	-	〃	-	US$	23,563	N/A	US$	23,563
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	23,519	N/A	US$	23,519
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	22,284	N/A	US$	22,284
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	21,960	N/A	US$	21,960
	Equitable Financial Life Global Funding	-	〃	-	US$	21,840	N/A	US$	21,840
	Glencore Funding LLC	-	〃	-	US$	21,086	N/A	US$	21,086
	Royal Bank of Canada	-	〃	-	US$	20,863	N/A	US$	20,863
	Capital One Financial Corporation	-	〃	-	US$	20,724	N/A	US$	20,724
	General Motors Financial Company, Inc.	-	〃	-	US$	20,625	N/A	US$	20,625
	The Bank of Nova Scotia	-	〃	-	US$	20,432	N/A	US$	20,432
	Bunge Limited Finance Corp.	-	〃	-	US$	20,202	N/A	US$	20,202
	Danske Bank A/S	-	〃	-	US$	20,157	N/A	US$	20,157
	RGA Global Funding	-	〃	-	US$	19,988	N/A	US$	19,988
	ABN AMRO Bank N.V.	-	〃	-	US$	19,540	N/A	US$	19,540
	Daimler Trucks Finance North America LLC	-	〃	-	US$	19,288	N/A	US$	19,288
	Bank of Montreal	-	〃	-	US$	18,228	N/A	US$	18,228
	UnitedHealth Group Incorporated	-	〃	-	US$	18,151	N/A	US$	18,151
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	18,083	N/A	US$	18,083
	Guardian Life Global Funding	-	〃	-	US$	17,817	N/A	US$	17,817
	Metropolitan Life Global Funding I	-	〃	-	US$	17,734	N/A	US$	17,734
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	17,415	N/A	US$	17,415
	Enel Finance International N.V.	-	〃	-	US$	17,065	N/A	US$	17,065
	NatWest Markets Plc	-	〃	-	US$	16,386	N/A	US$	16,386
	Coöperatieve Rabobank U.A.	-	〃	-	US$	16,173	N/A	US$	16,173
	Mizuho Financial Group, Inc.	-	〃	-	US$	15,789	N/A	US$	15,789
	NTT Finance Corporation	-	〃	-	US$	15,768	N/A	US$	15,768
	CNO Global Funding	-	〃	-	US$	15,565	N/A	US$	15,565
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	15,564	N/A	US$	15,564
	Ryder System, Inc.	-	〃	-	US$	15,551	N/A	US$	15,551
	UBS Group AG	-	〃	-	US$	15,481	N/A	US$	15,481
	U.S. Bancorp.	-	〃	-	US$	15,440	N/A	US$	15,440
	Roper Technologies, Inc.	-	〃	-	US$	15,407	N/A	US$	15,407
	Northwestern Mutual Global Funding	-	〃	-	US$	15,298	N/A	US$	15,298
	New York Life Global Funding	-	〃	-	US$	14,993	N/A	US$	14,993
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	14,664	N/A	US$	14,664
	BMW US Capital, LLC	-	〃	-	US$	14,519	N/A	US$	14,519
	T-Mobile USA, Inc.	-	〃	-	US$	14,433	N/A	US$	14,433
	Protective Life Global Funding	-	〃	-	US$	14,389	N/A	US$	14,389
	Philip Morris International Inc.	-	〃	-	US$	14,276	N/A	US$	14,276
	Quest Diagnostics Incorporated	-	〃	-	US$	14,196	N/A	US$	14,196

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Santander Holdings USA, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	14,143	N/A	US$	14,143
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	13,986	N/A	US$	13,986
	National Securities Clearing Corporation	-	〃	-	US$	13,895	N/A	US$	13,895
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	13,873	N/A	US$	13,873
	Oracle Corporation	-	〃	-	US$	13,824	N/A	US$	13,824
	Macquarie Bank Limited	-	〃	-	US$	13,650	N/A	US$	13,650
	ING Groep N.V.	-	〃	-	US$	13,616	N/A	US$	13,616
	Nomura Holdings, Inc.	-	〃	-	US$	13,356	N/A	US$	13,356
	Truist Financial Corporation	-	〃	-	US$	13,328	N/A	US$	13,328
	Standard Chartered PLC	-	〃	-	US$	13,218	N/A	US$	13,218
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	13,022	N/A	US$	13,022
	Southern California Edison Company	-	〃	-	US$	12,981	N/A	US$	12,981
	Amphenol Corporation	-	〃	-	US$	12,833	N/A	US$	12,833
	American Honda Finance Corporation	-	〃	-	US$	12,774	N/A	US$	12,774
	Jackson National Life Global Funding	-	〃	-	US$	12,563	N/A	US$	12,563
	ONEOK, Inc.	-	〃	-	US$	12,550	N/A	US$	12,550
	The Bank of New York Mellon Corporation	-	〃	-	US$	12,428	N/A	US$	12,428
	BAE Systems plc	-	〃	-	US$	12,425	N/A	US$	12,425
	Equifax Inc.	-	〃	-	US$	12,106	N/A	US$	12,106
	Amazon.com, Inc.	-	〃	-	US$	11,676	N/A	US$	11,676
	Bristol-Myers Squibb Company	-	〃	-	US$	11,585	N/A	US$	11,585
	Swedbank AB (publ)	-	〃	-	US$	11,541	N/A	US$	11,541
	AT&T Inc.	-	〃	-	US$	11,326	N/A	US$	11,326
	Elevance Health, Inc.	-	〃	-	US$	11,154	N/A	US$	11,154
	Prologis Targeted U.S. Logistics Fund L.P.	-	〃	-	US$	11,127	N/A	US$	11,127
	MassMutual Global Funding II	-	〃	-	US$	10,851	N/A	US$	10,851
	S&P Global Inc.	-	〃	-	US$	10,723	N/A	US$	10,723
	Apple Inc.	-	〃	-	US$	10,721	N/A	US$	10,721
	DTE Energy Company	-	〃	-	US$	10,651	N/A	US$	10,651
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	10,402	N/A	US$	10,402
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	10,026	N/A	US$	10,026
	Canadian Imperial Bank of Commerce	-	〃	-	US$	10,020	N/A	US$	10,020
	Nordea Bank Abp	-	〃	-	US$	9,873	N/A	US$	9,873
	Hewlett Packard Enterprise Company	-	〃	-	US$	9,766	N/A	US$	9,766
	Enbridge Inc.	-	〃	-	US$	9,712	N/A	US$	9,712
	Mutual Of Omaha Companies Global Funding	-	〃	-	US$	9,552	N/A	US$	9,552
	Citibank, N.A.	-	〃	-	US$	9,495	N/A	US$	9,495
	LSEG US Fin Corp.	-	〃	-	US$	9,091	N/A	US$	9,091
	Realty Income Corporation	-	〃	-	US$	9,079	N/A	US$	9,079
	Florida Power & Light Company	-	〃	-	US$	9,072	N/A	US$	9,072
	Public Service Enterprise Group Incorporated	-	〃	-	US$	9,018	N/A	US$	9,018
	Accenture Capital Inc.	-	〃	-	US$	8,979	N/A	US$	8,979
	Amgen Inc.	-	〃	-	US$	8,890	N/A	US$	8,890
	Equinor ASA	-	〃	-	US$	8,823	N/A	US$	8,823
	Morgan Stanley Bank, N.A.	-	〃	-	US$	8,542	N/A	US$	8,542
	Haleon US Capital LLC	-	〃	-	US$	8,541	N/A	US$	8,541
	Pioneer Natural Resources Company	-	〃	-	US$	8,457	N/A	US$	8,457
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	8,329	N/A	US$	8,329
	Intel Corporation	-	〃	-	US$	8,311	N/A	US$	8,311
	Goldman Sachs Bank USA	-	〃	-	US$	8,272	N/A	US$	8,272
	KfW	-	〃	-	US$	8,145	N/A	US$	8,145
	Lowe's Companies, Inc.	-	〃	-	US$	8,137	N/A	US$	8,137

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Kimco Realty Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	8,060	N/A	US$	8,060
	Aon North America, Inc.	-	〃	-	US$	8,039	N/A	US$	8,039
	ConocoPhillips Company	-	〃	-	US$	8,021	N/A	US$	8,021
	Tampa Electric Company	-	〃	-	US$	8,000	N/A	US$	8,000
	DNB Bank ASA	-	〃	-	US$	7,986	N/A	US$	7,986
	Santander UK Group Holdings plc	-	〃	-	US$	7,928	N/A	US$	7,928
	META PLATFORMS INC	-	〃	-	US$	7,908	N/A	US$	7,908
	Constellation Energy Generation, LLC	-	〃	-	US$	7,831	N/A	US$	7,831
	Macquarie Group Limited	-	〃	-	US$	7,831	N/A	US$	7,831
	Intuit Inc.	-	〃	-	US$	7,658	N/A	US$	7,658
	Roche Holdings, Inc.	-	〃	-	US$	7,631	N/A	US$	7,631
	ERAC USA Finance LLC	-	〃	-	US$	7,574	N/A	US$	7,574
	Chevron Corporation	-	〃	-	US$	7,262	N/A	US$	7,262
	Johnson & Johnson	-	〃	-	US$	7,130	N/A	US$	7,130
	Pacific Gas and Electric Company	-	〃	-	US$	7,087	N/A	US$	7,087
	Bank of Ireland Group plc	-	〃	-	US$	7,066	N/A	US$	7,066
	McKesson Corporation	-	〃	-	US$	7,027	N/A	US$	7,027
	Intercontinental Exchange, Inc.	-	〃	-	US$	7,008	N/A	US$	7,008
	KBC Group NV	-	〃	-	US$	6,986	N/A	US$	6,986
	AstraZeneca Finance LLC	-	〃	-	US$	6,963	N/A	US$	6,963
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	6,916	N/A	US$	6,916
	Cox Communications, Inc.	-	〃	-	US$	6,915	N/A	US$	6,915
	Exelon Corporation	-	〃	-	US$	6,885	N/A	US$	6,885
	Keurig Dr Pepper Inc.	-	〃	-	US$	6,880	N/A	US$	6,880
	Consumers Energy Company	-	〃	-	US$	6,792	N/A	US$	6,792
	The East Ohio Gas Company	-	〃	-	US$	6,767	N/A	US$	6,767
	Pacific Life Global Funding II	-	〃	-	US$	6,634	N/A	US$	6,634
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,632	N/A	US$	6,632
	The Cigna Group	-	〃	-	US$	6,595	N/A	US$	6,595
	The Charles Schwab Corporation	-	〃	-	US$	6,586	N/A	US$	6,586
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	6,345	N/A	US$	6,345
	Take-Two Interactive Software, Inc.	-	〃	-	US$	6,273	N/A	US$	6,273
	Fiserv, Inc.	-	〃	-	US$	6,242	N/A	US$	6,242
	WEC Energy Group, Inc.	-	〃	-	US$	6,224	N/A	US$	6,224
	Empower Finance 2020, LP	-	〃	-	US$	6,176	N/A	US$	6,176
	Eaton Corporation	-	〃	-	US$	6,162	N/A	US$	6,162
	Schlumberger Holdings Corporation	-	〃	-	US$	5,909	N/A	US$	5,909
	NBN Co Limited	-	〃	-	US$	5,817	N/A	US$	5,817
	Scentre Group Trust 1	-	〃	-	US$	5,811	N/A	US$	5,811
	NiSource Inc.	-	〃	-	US$	5,795	N/A	US$	5,795
	HEICO Corporation	-	〃	-	US$	5,773	N/A	US$	5,773
	Lockheed Martin Corporation	-	〃	-	US$	5,764	N/A	US$	5,764
	National Bank of Canada	-	〃	-	US$	5,749	N/A	US$	5,749
	Thermo Fisher Scientific Inc.	-	〃	-	US$	5,737	N/A	US$	5,737
	ASB Bank Limited	-	〃	-	US$	5,666	N/A	US$	5,666
	The Williams Companies, Inc.	-	〃	-	US$	5,613	N/A	US$	5,613
	Ingersoll Rand Inc.	-	〃	-	US$	5,594	N/A	US$	5,594
	Cencora, Inc.	-	〃	-	US$	5,546	N/A	US$	5,546
	Marriott International, Inc.	-	〃	-	US$	5,525	N/A	US$	5,525
	RTX Corporation	-	〃	-	US$	5,491	N/A	US$	5,491
	MPLX LP	-	〃	-	US$	5,401	N/A	US$	5,401

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Starbucks Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	5,351	N/A	US$	5,351
	Stryker Corporation	-	〃	-	US$	5,329	N/A	US$	5,329
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	5,253	N/A	US$	5,253
	AstraZeneca PLC	-	〃	-	US$	5,135	N/A	US$	5,135
	Virginia Electric and Power Company	-	〃	-	US$	5,110	N/A	US$	5,110
	Newmont Corporation	-	〃	-	US$	5,099	N/A	US$	5,099
	CGI Inc.	-	〃	-	US$	5,055	N/A	US$	5,055
	John Deere Capital Corporation	-	〃	-	US$	5,033	N/A	US$	5,033
	Merck & Co., Inc.	-	〃	-	US$	5,033	N/A	US$	5,033
	Smith & Nephew plc	-	〃	-	US$	5,033	N/A	US$	5,033
	Southwest Airlines Co.	-	〃	-	US$	5,017	N/A	US$	5,017
	NATIONAL SECURITIES CLEARING CORP	-	〃	-	US$	5,007	N/A	US$	5,007
	Mizuho Markets Cayman LP	-	〃	-	US$	5,006	N/A	US$	5,006
	Bank of New Zealand	-	〃	-	US$	4,979	N/A	US$	4,979
	BorgWarner Inc.	-	〃	-	US$	4,975	N/A	US$	4,975
	Alabama Power Company	-	〃	-	US$	4,973	N/A	US$	4,973
	AbbVie Inc.	-	〃	-	US$	4,965	N/A	US$	4,965
	Brookfield Finance Inc.	-	〃	-	US$	4,868	N/A	US$	4,868
	Ameren Corporation	-	〃	-	US$	4,865	N/A	US$	4,865
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	4,844	N/A	US$	4,844
	ONE Gas, Inc.	-	〃	-	US$	4,817	N/A	US$	4,817
	HP Inc.	-	〃	-	US$	4,768	N/A	US$	4,768
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	4,743	N/A	US$	4,743
	National Australia Bank Limited, New York Branch	-	〃	-	US$	4,680	N/A	US$	4,680
	Société Générale Société anonyme	-	〃	-	US$	4,618	N/A	US$	4,618
	Fifth Third Bancorp	-	〃	-	US$	4,601	N/A	US$	4,601
	Georgia Power Company	-	〃	-	US$	4,585	N/A	US$	4,585
	F&G Global Funding	-	〃	-	US$	4,572	N/A	US$	4,572
	GA Global Funding Trust	-	〃	-	US$	4,506	N/A	US$	4,506
	FirstEnergy Transmission, LLC	-	〃	-	US$	4,502	N/A	US$	4,502
	ITC Holdings Corp.	-	〃	-	US$	4,395	N/A	US$	4,395
	AutoZone, Inc.	-	〃	-	US$	4,354	N/A	US$	4,354
	State Street Corporation	-	〃	-	US$	4,324	N/A	US$	4,324
	Verizon Communications Inc.	-	〃	-	US$	4,171	N/A	US$	4,171
	Labcorp Holdings Inc.	-	〃	-	US$	4,129	N/A	US$	4,129
	AvalonBay Communities, Inc.	-	〃	-	US$	4,056	N/A	US$	4,056
	Aptiv PLC	-	〃	-	US$	4,055	N/A	US$	4,055
	Workday, Inc.	-	〃	-	US$	4,042	N/A	US$	4,042
	Korea Electric Power Corporation	-	〃	-	US$	4,023	N/A	US$	4,023
	Lincoln National Corporation	-	〃	-	US$	4,008	N/A	US$	4,008
	State Street Bank and Trust Company	-	〃	-	US$	3,996	N/A	US$	3,996
	Public Storage	-	〃	-	US$	3,979	N/A	US$	3,979
	Mid-Atlantic Interstate Transmission, LLC	-	〃	-	US$	3,970	N/A	US$	3,970
	Piedmont Natural Gas Company, Inc.	-	〃	-	US$	3,962	N/A	US$	3,962
	Schlumberger Investment SA	-	〃	-	US$	3,961	N/A	US$	3,961
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,930	N/A	US$	3,930
	Novartis Capital Corporation	-	〃	-	US$	3,894	N/A	US$	3,894
	GAIF Bond Issuer Pty Limited	-	〃	-	US$	3,890	N/A	US$	3,890
	Alliant Energy Finance, LLC	-	〃	-	US$	3,880	N/A	US$	3,880
	L3Harris Technologies, Inc.	-	〃	-	US$	3,868	N/A	US$	3,868
	Duke Energy Carolinas, LLC	-	〃	-	US$	3,844	N/A	US$	3,844
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	3,837	N/A	US$	3,837

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fortinet, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	3,824	N/A	US$	3,824
	CNH Industrial Capital LLC	-	〃	-	US$	3,814	N/A	US$	3,814
	Eli Lilly and Company	-	〃	-	US$	3,755	N/A	US$	3,755
	Alimentation Couche-Tard Inc.	-	〃	-	US$	3,700	N/A	US$	3,700
	Norsk Hydro ASA	-	〃	-	US$	3,595	N/A	US$	3,595
	Parker-Hannifin Corporation	-	〃	-	US$	3,565	N/A	US$	3,565
	Nutrien Ltd.	-	〃	-	US$	3,544	N/A	US$	3,544
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,490	N/A	US$	3,490
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,482	N/A	US$	3,482
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	3,468	N/A	US$	3,468
	Magna International Inc.	-	〃	-	US$	3,460	N/A	US$	3,460
	Kellanova	-	〃	-	US$	3,444	N/A	US$	3,444
	Pfizer Inc.	-	〃	-	US$	3,416	N/A	US$	3,416
	Sempra	-	〃	-	US$	3,414	N/A	US$	3,414
	Meta Platforms, Inc.	-	〃	-	US$	3,390	N/A	US$	3,390
	Comcast Corporation	-	〃	-	US$	3,354	N/A	US$	3,354
	Chubb INA Holdings LLC	-	〃	-	US$	3,343	N/A	US$	3,343
	Cisco Systems, Inc.	-	〃	-	US$	3,317	N/A	US$	3,317
	DuPont de Nemours, Inc.	-	〃	-	US$	3,181	N/A	US$	3,181
	Wisconsin Electric Power Company	-	〃	-	US$	3,175	N/A	US$	3,175
	Corebridge Financial, Inc.	-	〃	-	US$	3,160	N/A	US$	3,160
	Republic Services, Inc.	-	〃	-	US$	3,158	N/A	US$	3,158
	UBS AG, London Branch	-	〃	-	US$	3,145	N/A	US$	3,145
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,120	N/A	US$	3,120
	Microchip Technology Incorporated	-	〃	-	US$	3,120	N/A	US$	3,120
	Nestlé Holdings, Inc.	-	〃	-	US$	3,100	N/A	US$	3,100
	Atmos Energy Corporation	-	〃	-	US$	3,074	N/A	US$	3,074
	Tyco Electronics Group S.A.	-	〃	-	US$	3,070	N/A	US$	3,070
	Duke Energy Corporation	-	〃	-	US$	3,068	N/A	US$	3,068
	Met Tower Global Funding	-	〃	-	US$	3,043	N/A	US$	3,043
	Archer-Daniels-Midland Company	-	〃	-	US$	2,989	N/A	US$	2,989
	Caterpillar Financial Services Corporation	-	〃	-	US$	2,988	N/A	US$	2,988
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,979	N/A	US$	2,979
	Southern California Gas Company	-	〃	-	US$	2,975	N/A	US$	2,975
	Citizens Bank, National Association	-	〃	-	US$	2,971	N/A	US$	2,971
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	2,965	N/A	US$	2,965
	ORIX Corporation	-	〃	-	US$	2,954	N/A	US$	2,954
	Prologis, L.P.	-	〃	-	US$	2,950	N/A	US$	2,950
	Xcel Energy Inc.	-	〃	-	US$	2,950	N/A	US$	2,950
	Ameriprise Financial, Inc.	-	〃	-	US$	2,893	N/A	US$	2,893
	Rochester Gas and Electric Corporation	-	〃	-	US$	2,869	N/A	US$	2,869
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,832	N/A	US$	2,832
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,832	N/A	US$	2,832
	CSL Finance plc	-	〃	-	US$	2,827	N/A	US$	2,827
	The Brooklyn Union Gas Company	-	〃	-	US$	2,756	N/A	US$	2,756
	Simon Property Group, L.P.	-	〃	-	US$	2,748	N/A	US$	2,748
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,747	N/A	US$	2,747
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,716	N/A	US$	2,716
	Invitation Homes Operating Partnership LP	-	〃	-	US$	2,693	N/A	US$	2,693
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,683	N/A	US$	2,683
	Bayer US Finance LLC	-	〃	-	US$	2,650	N/A	US$	2,650
	Masco Corporation	-	〃	-	US$	2,647	N/A	US$	2,647

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Pennsylvania Electric Company	-	Financial assets at fair value through other comprehensive income	-	US$	2,611	N/A	US$	2,611
	The Southern Company	-	〃	-	US$	2,606	N/A	US$	2,606
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,595	N/A	US$	2,595
	Transcontinental Gas Pipe Line Company, LLC	-	〃	-	US$	2,595	N/A	US$	2,595
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,585	N/A	US$	2,585
	American Electric Power Company, Inc.	-	〃	-	US$	2,539	N/A	US$	2,539
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	2,519	N/A	US$	2,519
	Kraton Corporation	-	〃	-	US$	2,509	N/A	US$	2,509
	CRH America, Inc.	-	〃	-	US$	2,442	N/A	US$	2,442
	W. P. Carey Inc.	-	〃	-	US$	2,423	N/A	US$	2,423
	Entergy Texas, Inc.	-	〃	-	US$	2,422	N/A	US$	2,422
	Westpac Banking Corporation	-	〃	-	US$	2,394	N/A	US$	2,394
	NBN CO LTD	-	〃	-	US$	2,373	N/A	US$	2,373
	Yara International ASA	-	〃	-	US$	2,360	N/A	US$	2,360
	CVS Health Corporation	-	〃	-	US$	2,354	N/A	US$	2,354
	Boston Gas Company	-	〃	-	US$	2,320	N/A	US$	2,320
	Cardinal Health, Inc.	-	〃	-	US$	2,296	N/A	US$	2,296
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,253	N/A	US$	2,253
	Pricoa Global Funding I	-	〃	-	US$	2,251	N/A	US$	2,251
	Boston Scientific Corporation	-	〃	-	US$	2,190	N/A	US$	2,190
	Dominion Energy, Inc.	-	〃	-	US$	2,186	N/A	US$	2,186
	Bimbo Bakeries USA, Inc.	-	〃	-	US$	2,169	N/A	US$	2,169
	Humana Inc.	-	〃	-	US$	2,115	N/A	US$	2,115
	Interstate Power and Light Company	-	〃	-	US$	2,085	N/A	US$	2,085
	CMS Energy Corporation	-	〃	-	US$	2,072	N/A	US$	2,072
	Air Lease Corporation	-	〃	-	US$	2,046	N/A	US$	2,046
	Welltower Inc.	-	〃	-	US$	2,043	N/A	US$	2,043
	Public Service Electric and Gas Company	-	〃	-	US$	2,018	N/A	US$	2,018
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	1,998	N/A	US$	1,998
	Olympus Corporation	-	〃	-	US$	1,993	N/A	US$	1,993
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,980	N/A	US$	1,980
	Gulf Power Company	-	〃	-	US$	1,936	N/A	US$	1,936
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,926	N/A	US$	1,926
	NBK SPC Limited	-	〃	-	US$	1,879	N/A	US$	1,879
	Element Fleet Management Corp.	-	〃	-	US$	1,786	N/A	US$	1,786
	Mondelez International, Inc.	-	〃	-	US$	1,785	N/A	US$	1,785
	Kentucky Utilities Company	-	〃	-	US$	1,782	N/A	US$	1,782
	Eversource Energy	-	〃	-	US$	1,778	N/A	US$	1,778
	CenterPoint Energy Houston Electric, LLC	-	〃	-	US$	1,752	N/A	US$	1,752
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,728	N/A	US$	1,728
	Georgia-Pacific LLC	-	〃	-	US$	1,718	N/A	US$	1,718
	University of California	-	〃	-	US$	1,697	N/A	US$	1,697
	Gilead Sciences, Inc.	-	〃	-	US$	1,694	N/A	US$	1,694
	KeySpan Corporation	-	〃	-	US$	1,686	N/A	US$	1,686
	The Western Union Company	-	〃	-	US$	1,673	N/A	US$	1,673
	Wells Fargo Bank, National Association	-	〃	-	US$	1,669	N/A	US$	1,669
	Motorola Solutions, Inc.	-	〃	-	US$	1,658	N/A	US$	1,658
	Walmart Inc.	-	〃	-	US$	1,657	N/A	US$	1,657
	UniCredit S.p.A.	-	〃	-	US$	1,656	N/A	US$	1,656
	eBay Inc.	-	〃	-	US$	1,651	N/A	US$	1,651
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,604	N/A	US$	1,604
	B.A.T Capital Corporation	-	〃	-	US$	1,550	N/A	US$	1,550

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Jefferies Financial Group Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	1,545	N/A	US$	1,545
	Kinder Morgan, Inc.	-	〃	-	US$	1,538	N/A	US$	1,538
	Zoetis Inc.	-	〃	-	US$	1,533	N/A	US$	1,533
	APA Infrastructure Limited	-	〃	-	US$	1,531	N/A	US$	1,531
	Cadence Design Systems, Inc.	-	〃	-	US$	1,530	N/A	US$	1,530
	Genuine Parts Company	-	〃	-	US$	1,529	N/A	US$	1,529
	Essex Portfolio, L.P.	-	〃	-	US$	1,528	N/A	US$	1,528
	Wipro IT Services LLC	-	〃	-	US$	1,527	N/A	US$	1,527
	Entergy Mississippi, LLC	-	〃	-	US$	1,501	N/A	US$	1,501
	Phillips 66 Company	-	〃	-	US$	1,501	N/A	US$	1,501
	Otis Worldwide Corporation	-	〃	-	US$	1,494	N/A	US$	1,494
	Arthur J. Gallagher & Co.	-	〃	-	US$	1,490	N/A	US$	1,490
	NSTAR Electric Company	-	〃	-	US$	1,481	N/A	US$	1,481
	American International Group, Inc.	-	〃	-	US$	1,479	N/A	US$	1,479
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,461	N/A	US$	1,461
	Duke Energy Florida, LLC	-	〃	-	US$	1,460	N/A	US$	1,460
	Darden Restaurants, Inc.	-	〃	-	US$	1,455	N/A	US$	1,455
	CenterPoint Energy, Inc.	-	〃	-	US$	1,450	N/A	US$	1,450
	Dollar General Corporation	-	〃	-	US$	1,445	N/A	US$	1,445
	Jersey Central Power & Light Company	-	〃	-	US$	1,442	N/A	US$	1,442
	The Norinchukin Bank	-	〃	-	US$	1,368	N/A	US$	1,368
	Northrop Grumman Corporation	-	〃	-	US$	1,315	N/A	US$	1,315
	Aon Corporation	-	〃	-	US$	1,314	N/A	US$	1,314
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,292	N/A	US$	1,292
	Pernod Ricard International Finance LLC	-	〃	-	US$	1,267	N/A	US$	1,267
	Texas Instruments Incorporated	-	〃	-	US$	1,247	N/A	US$	1,247
	Becton, Dickinson and Company	-	〃	-	US$	1,245	N/A	US$	1,245
	Union Pacific Corporation	-	〃	-	US$	1,241	N/A	US$	1,241
	Ecolab Inc.	-	〃	-	US$	1,208	N/A	US$	1,208
	Sysco Corporation	-	〃	-	US$	1,200	N/A	US$	1,200
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,153	N/A	US$	1,153
	Solvay Finance (America), LLC	-	〃	-	US$	1,148	N/A	US$	1,148
	Ferguson Finance PLC	-	〃	-	US$	1,117	N/A	US$	1,117
	OGE Energy Corp.	-	〃	-	US$	1,113	N/A	US$	1,113
	Nucor Corporation	-	〃	-	US$	1,086	N/A	US$	1,086
	7-Eleven, Inc.	-	〃	-	US$	1,080	N/A	US$	1,080
	Niagara Mohawk Power Corporation	-	〃	-	US$	1,063	N/A	US$	1,063
	AIB Group plc	-	〃	-	US$	1,057	N/A	US$	1,057
	EDP Finance B.V.	-	〃	-	US$	1,045	N/A	US$	1,045
	New York State Electric & Gas Corporation	-	〃	-	US$	1,024	N/A	US$	1,024
	CBRE Services, Inc.	-	〃	-	US$	1,018	N/A	US$	1,018
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	1,010	N/A	US$	1,010
	PacifiCorp	-	〃	-	US$	1,005	N/A	US$	1,005
	MORGAN STANLEY BANK NA FXD-FRN	-	〃	-	US$	1,003	N/A	US$	1,003
	Santander UK plc	-	〃	-	US$	996	N/A	US$	996
	Canadian Pacific Railway Company	-	〃	-	US$	976	N/A	US$	976
	Juniper Networks, Inc.	-	〃	-	US$	968	N/A	US$	968
	American Water Capital Corp.	-	〃	-	US$	964	N/A	US$	964
	Bayer US Finance II LLC	-	〃	-	US$	962	N/A	US$	962
	Lennar Corporation	-	〃	-	US$	923	N/A	US$	923
	LYB Finance Company B.V.	-	〃	-	US$	923	N/A	US$	923
	Assurant, Inc.	-	〃	-	US$	922	N/A	US$	922

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	AEP Texas Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	919	N/A	US$	919
	The Interpublic Group of Companies, Inc.	-	〃	-	US$	918	N/A	US$	918
	TC PipeLines, LP	-	〃	-	US$	904	N/A	US$	904
	BAE Systems Finance Inc.	-	〃	-	US$	902	N/A	US$	902
	Brighthouse Financial Global Funding	-	〃	-	US$	896	N/A	US$	896
	Metropolitan Edison Company	-	〃	-	US$	811	N/A	US$	811
	CubeSmart, L.P.	-	〃	-	US$	801	N/A	US$	801
	Cox Enterprises, Inc.	-	〃	-	US$	788	N/A	US$	788
	Southwest Gas Corporation	-	〃	-	US$	765	N/A	US$	765
	PACCAR Financial Corp.	-	〃	-	US$	764	N/A	US$	764
	Voya Financial, Inc.	-	〃	-	US$	762	N/A	US$	762
	Zimmer Biomet Holdings, Inc.	-	〃	-	US$	762	N/A	US$	762
	BP Capital Markets America, Inc.	-	〃	-	US$	760	N/A	US$	760
	Veralto Corporation	-	〃	-	US$	758	N/A	US$	758
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	752	N/A	US$	752
	TELUS Corporation	-	〃	-	US$	752	N/A	US$	752
	Oklahoma Gas and Electric Company	-	〃	-	US$	749	N/A	US$	749
	Mars, Incorporated	-	〃	-	US$	743	N/A	US$	743
	Avangrid, Inc.	-	〃	-	US$	736	N/A	US$	736
	Hyundai Capital Services, Inc.	-	〃	-	US$	720	N/A	US$	720
	Sodexo, Inc.	-	〃	-	US$	694	N/A	US$	694
	The Allstate Corporation	-	〃	-	US$	694	N/A	US$	694
	Baxter International Inc.	-	〃	-	US$	660	N/A	US$	660
	Automatic Data Processing, Inc.	-	〃	-	US$	658	N/A	US$	658
	Reliance Standard Life Global Funding II	-	〃	-	US$	656	N/A	US$	656
	International Business Machines Corporation	-	〃	-	US$	653	N/A	US$	653
	Southern Power Company	-	〃	-	US$	639	N/A	US$	639
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	614	N/A	US$	614
	Infor, Inc.	-	〃	-	US$	613	N/A	US$	613
	The Sherwin-Williams Company	-	〃	-	US$	597	N/A	US$	597
	Burlington Resources Inc.	-	〃	-	US$	588	N/A	US$	588
	Columbia Pipelines Holding Company, LLC	-	〃	-	US$	562	N/A	US$	562
	Columbia Pipelines Operating Company LLC	-	〃	-	US$	536	N/A	US$	536
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	536	N/A	US$	536
	State of Hawaii	-	〃	-	US$	536	N/A	US$	536
	Arizona Public Service Company	-	〃	-	US$	525	N/A	US$	525
	AIA Group Limited	-	〃	-	US$	512	N/A	US$	512
	Mississippi Power Company	-	〃	-	US$	511	N/A	US$	511
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	509	N/A	US$	509
	Monongahela Power Company	-	〃	-	US$	509	N/A	US$	509
	Waste Management, Inc.	-	〃	-	US$	503	N/A	US$	503
	Westpac New Zealand Limited	-	〃	-	US$	499	N/A	US$	499
	Enterprise Products Operating LLC	-	〃	-	US$	493	N/A	US$	493
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	493	N/A	US$	493
	Altria Group, Inc.	-	〃	-	US$	491	N/A	US$	491
	Commonwealth Bank of Australia	-	〃	-	US$	489	N/A	US$	489
	Diageo Capital plc	-	〃	-	US$	487	N/A	US$	487
	McCormick & Company, Incorporated	-	〃	-	US$	485	N/A	US$	485
	Verisk Analytics, Inc.	-	〃	-	US$	479	N/A	US$	479
	DENSO Corporation	-	〃	-	US$	471	N/A	US$	471
	Aker BP ASA	-	〃	-	US$	431	N/A	US$	431
	Phillips 66	-	〃	-	US$	424	N/A	US$	424

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	The Home Depot, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	420	N/A	US$	420
	Aflac Incorporated	-	〃	-	US$	407	N/A	US$	407
	Coca-Cola Consolidated, Inc.	-	〃	-	US$	396	N/A	US$	396
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	391	N/A	US$	391
	Sierra Pacific Power Company	-	〃	-	US$	389	N/A	US$	389
	Nuveen, LLC	-	〃	-	US$	387	N/A	US$	387
	CSX Corporation	-	〃	-	US$	365	N/A	US$	365
	Cargill, Incorporated	-	〃	-	US$	360	N/A	US$	360
	Honeywell International Inc.	-	〃	-	US$	355	N/A	US$	355
	Equitable Holdings, Inc.	-	〃	-	US$	341	N/A	US$	341
	Mid-America Apartments, L.P.	-	〃	-	US$	320	N/A	US$	320
	National Grid plc	-	〃	-	US$	286	N/A	US$	286
	QatarEnergy	-	〃	-	US$	283	N/A	US$	283
	Nordson Corporation	-	〃	-	US$	281	N/A	US$	281
	Electricité de France S.A.	-	〃	-	US$	203	N/A	US$	203
	Sprint Spectrum Co Llc	-	〃	-	US$	116	N/A	US$	116
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	90	N/A	US$	90
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	1,090,390	N/A	US$	1,094,564
	Wells Fargo & Company	-	〃	-	US$	1,068,098	N/A	US$	1,075,639
	Citigroup Inc.	-	〃	-	US$	744,664	N/A	US$	746,193
	Morgan Stanley	-	〃	-	US$	571,972	N/A	US$	574,855
	JPMorgan Chase & Co.	-	〃	-	US$	567,099	N/A	US$	569,835
	The Goldman Sachs Group, Inc.	-	〃	-	US$	531,503	N/A	US$	529,294
	Goldman Sachs Finance Corp International Ltd	-	〃	-	US$	209,799	N/A	US$	209,249
	BNP Paribas SA	-	〃	-	US$	44,841	N/A	US$	44,846
	Morgan Stanley Bank, N.A.	-	〃	-	US$	27,003	N/A	US$	27,116
	BPCE SA	-	〃	-	US$	17,696	N/A	US$	17,699
	UBS Group AG	-	〃	-	US$	15,308	N/A	US$	15,317
	Athene Global Funding	-	〃	-	US$	14,814	N/A	US$	14,820
	Lloyds Banking Group plc	-	〃	-	US$	13,275	N/A	US$	13,278
	ING Groep N.V.	-	〃	-	US$	11,434	N/A	US$	11,487
	Nationwide Building Society	-	〃	-	US$	10,636	N/A	US$	10,602
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	9,885	N/A	US$	9,863
	Credit Agricole SA London Branch	-	〃	-	US$	9,748	N/A	US$	9,744
	NatWest Group plc	-	〃	-	US$	9,696	N/A	US$	9,697
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,637	N/A	US$	9,741
	Macquarie Group Limited	-	〃	-	US$	9,632	N/A	US$	9,635
	Danske Bank A/S	-	〃	-	US$	9,625	N/A	US$	9,628
	HSBC Holdings plc	-	〃	-	US$	9,570	N/A	US$	9,569
	Hyundai Capital America	-	〃	-	US$	9,562	N/A	US$	9,566
	Barclays PLC	-	〃	-	US$	9,536	N/A	US$	9,535
	Coöperatieve Rabobank U.A.	-	〃	-	US$	9,430	N/A	US$	9,426
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,206	N/A	US$	9,201
	NongHyup Bank	-	〃	-	US$	9,150	N/A	US$	9,142
	Nomura Holdings, Inc.	-	〃	-	US$	9,112	N/A	US$	9,104
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	8,707	N/A	US$	8,704
	Banque Fédérative du Crédit Mutuel	-	〃	-	US$	8,472	N/A	US$	8,503
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,467	N/A	US$	8,466
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,383	N/A	US$	8,385
	Banco Santander, S.A.	-	〃	-	US$	8,296	N/A	US$	8,307
	Enel Finance International N.V.	-	〃	-	US$	8,288	N/A	US$	8,288
	Protective Life Global Funding	-	〃	-	US$	8,075	N/A	US$	8,073

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CRH America, Inc.	-	Financial assets at amortized cost	-	US$	8,002	N/A	US$	7,984
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,830	N/A	US$	7,827
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	7,801	N/A	US$	7,813
	AIG Global Funding	-	〃	-	US$	7,776	N/A	US$	7,794
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	7,314	N/A	US$	7,321
	Southern California Edison Company	-	〃	-	US$	5,973	N/A	US$	5,983
	Santander UK Group Holdings plc	-	〃	-	US$	5,682	N/A	US$	5,681
	NatWest Markets Plc	-	〃	-	US$	5,583	N/A	US$	5,580
	F&G Global Funding	-	〃	-	US$	5,520	N/A	US$	5,533
	Transurban Finance Company Pty Ltd	-	〃	-	US$	5,349	N/A	US$	5,345
	Hyundai Capital Services, Inc.	-	〃	-	US$	5,137	N/A	US$	5,131
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,810	N/A	US$	4,830
	QNB Finance Ltd.	-	〃	-	US$	4,550	N/A	US$	4,560
	DNB Bank ASA	-	〃	-	US$	4,364	N/A	US$	4,361
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,194	N/A	US$	4,195
	Deutsche Bank AG - New York Branch	-	〃	-	US$	3,992	N/A	US$	3,988
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	3,932	N/A	US$	3,923
	Daimler Trucks Finance North America LLC	-	〃	-	US$	3,912	N/A	US$	3,920
	Jackson National Life Global Funding	-	〃	-	US$	3,365	N/A	US$	3,361
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,314	N/A	US$	3,312
	Scottish Power Limited	-	〃	-	US$	3,181	N/A	US$	3,189
	Spectra Energy Partners, LP	-	〃	-	US$	2,872	N/A	US$	2,869
	Ryder System, Inc.	-	〃	-	US$	2,868	N/A	US$	2,871
	Bank of Ireland Group plc	-	〃	-	US$	2,822	N/A	US$	2,823
	PNC Bank, National Association	-	〃	-	US$	2,799	N/A	US$	2,800
	Unum Group	-	〃	-	US$	1,981	N/A	US$	1,984
	Georgia-Pacific LLC	-	〃	-	US$	1,294	N/A	US$	1,297
	GA Global Funding Trust	-	〃	-	US$	1,194	N/A	US$	1,196

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	651,715	N/A	US$	651,715
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	496,172	N/A	US$	496,172
	Government National Mortgage Association	-	〃	-	US$	274,580	N/A	US$	274,580

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	630,062	N/A	US$	630,062
	United States Department of The Treasury	-	Financial assets at amortized cost	-	US$	133,653	N/A	US$	132,856

	Asset-backed securities
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	Financial assets at fair value through other comprehensive income	-	US$	10,286	N/A	US$	10,286
	Gm Financial Consumer Automobile Receivables Trust 2023-3	-	〃	-	US$	8,998	N/A	US$	8,998
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,946	N/A	US$	7,946
	Honda Auto Receivables 2024-1 Owner Trust	-	〃	-	US$	7,685	N/A	US$	7,685
	Toyota Auto Loan Extended Note Trust 2023-1	-	〃	-	US$	7,350	N/A	US$	7,350
	Hyundai Auto Receivables Trust 2023-B	-	〃	-	US$	7,188	N/A	US$	7,188
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,181	N/A	US$	7,181
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	7,167	N/A	US$	7,167
	G23-182I	-	〃	-	US$	6,433	N/A	US$	6,433
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	6,346	N/A	US$	6,346
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	6,328	N/A	US$	6,328
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,133	N/A	US$	6,133

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Honda Auto Receivables 2023-2 Owner Trust	-	Financial assets at fair value through other comprehensive income	-	US$	6,031	N/A	US$	6,031
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	6,013	N/A	US$	6,013
	Bank 2020-BNK26	-	〃	-	US$	5,983	N/A	US$	5,983
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,729	N/A	US$	5,729
	Bank 2017 - BNK7	-	〃	-	US$	5,639	N/A	US$	5,639
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,593	N/A	US$	5,593
	Bank 2021-bnk33	-	〃	-	US$	5,498	N/A	US$	5,498
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,447	N/A	US$	5,447
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,437	N/A	US$	5,437
	Nissan Auto Receivables 2024-A Owner Trust	-	〃	-	US$	5,272	N/A	US$	5,272
	MSWF Commercial Mortgage Trust 2023-1	-	〃	-	US$	5,180	N/A	US$	5,180
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,161	N/A	US$	5,161
	Bank 2023-BNK46	-	〃	-	US$	5,105	N/A	US$	5,105
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,900	N/A	US$	4,900
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,839	N/A	US$	4,839
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	4,839	N/A	US$	4,839
	CSAIL 2018-CX11	-	〃	-	US$	4,793	N/A	US$	4,793
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,718	N/A	US$	4,718
	Bank 2017-BNK9	-	〃	-	US$	4,241	N/A	US$	4,241
	Msbam 2016-C29	-	〃	-	US$	4,109	N/A	US$	4,109
	Benchmark 2023-V3 Mortgage Trust	-	〃	-	US$	4,094	N/A	US$	4,094
	Nissan Auto Receivables 2024-B Owner Trust	-	〃	-	US$	3,966	N/A	US$	3,966
	Toyota Auto Receivables 2024-D Owner Trust	-	〃	-	US$	3,926	N/A	US$	3,926
	FORDO_24-D	-	〃	-	US$	3,752	N/A	US$	3,752
	Bmw Vehicle Owner Trust 2023-A	-	〃	-	US$	3,633	N/A	US$	3,633
	Gm Financial Consumer Automobile Receivables Trust 2023-4	-	〃	-	US$	3,622	N/A	US$	3,622
	Discover Card Execution Note Trust	-	〃	-	US$	3,523	N/A	US$	3,523
	GM Financial Consumer Automobile Receivables Trust 2023-2	-	〃	-	US$	3,384	N/A	US$	3,384
	American Express Credit Account Master Trust	-	〃	-	US$	3,338	N/A	US$	3,338
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,277	N/A	US$	3,277
	Msbam 2016-C31	-	〃	-	US$	3,113	N/A	US$	3,113
	Honda Auto Receivables 2023-4 Owner Trust	-	〃	-	US$	3,048	N/A	US$	3,048
	Mercedes-Benz Auto Receivables Trust 2024-1	-	〃	-	US$	3,009	N/A	US$	3,009
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,892	N/A	US$	2,892
	Bank 2019-Bnk22	-	〃	-	US$	2,889	N/A	US$	2,889
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	2,857	N/A	US$	2,857
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,772	N/A	US$	2,772
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,766	N/A	US$	2,766
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	2,727	N/A	US$	2,727
	Bank5 2023-5YR1	-	〃	-	US$	2,674	N/A	US$	2,674
	Mercedes-Benz Auto Receivables Trust 2023-2	-	〃	-	US$	2,585	N/A	US$	2,585
	Toyota Auto Receivables 2023-C Owner Trust	-	〃	-	US$	2,520	N/A	US$	2,520
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	2,506	N/A	US$	2,506
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,499	N/A	US$	2,499
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,492	N/A	US$	2,492
	Gm Financial Consumer Automobile Receivables Trust 2024-1	-	〃	-	US$	2,478	N/A	US$	2,478
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,452	N/A	US$	2,452
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,432	N/A	US$	2,432
	Hyundai Auto Receivables Trust 2021-B	-	〃	-	US$	2,432	N/A	US$	2,432
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,362	N/A	US$	2,362
	Toyota Auto Receivables 2024-A Owner Trust	-	〃	-	US$	2,305	N/A	US$	2,305

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Benchmark 2020-B18 Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	2,286	N/A	US$	2,286
	BANK5 2023-5YR4	-	〃	-	US$	2,261	N/A	US$	2,261
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,231	N/A	US$	2,231
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,147	N/A	US$	2,147
	Bmark 2018-B5	-	〃	-	US$	2,136	N/A	US$	2,136
	Toyota Auto Receivables 2023 D Owner Trust	-	〃	-	US$	2,131	N/A	US$	2,131
	Ford Credit Auto Owner Trust 2023-C	-	〃	-	US$	2,128	N/A	US$	2,128
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	2,003	N/A	US$	2,003
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,970	N/A	US$	1,970
	Ubs 2018-C13	-	〃	-	US$	1,916	N/A	US$	1,916
	Dolp Trust 2021-NYC	-	〃	-	US$	1,895	N/A	US$	1,895
	Bank 2017-Bnk6	-	〃	-	US$	1,872	N/A	US$	1,872
	Mercedes-Benz Auto Receivables Trust 2023-1	-	〃	-	US$	1,691	N/A	US$	1,691
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,689	N/A	US$	1,689
	Hyundai Auto Receivables Trust 2022-A	-	〃	-	US$	1,569	N/A	US$	1,569
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,549	N/A	US$	1,549
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,522	N/A	US$	1,522
	American Express Credit Account Master Trust , series 2023-1	-	〃	-	US$	1,508	N/A	US$	1,508
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,386	N/A	US$	1,386
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,277	N/A	US$	1,277
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,251	N/A	US$	1,251
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,223	N/A	US$	1,223
	Gs Mortgage Securities Trust 2018-Gs10	-	〃	-	US$	1,221	N/A	US$	1,221
	BANK 2017-BNK5	-	〃	-	US$	1,146	N/A	US$	1,146
	Hyundai Auto Receivables Trust 2021-C	-	〃	-	US$	1,145	N/A	US$	1,145
	FORD CREDIT AUTO OWNER TRUST 2023-REV2	-	〃	-	US$	1,120	N/A	US$	1,120
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,005	N/A	US$	1,005
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	986	N/A	US$	986
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	967	N/A	US$	967
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	963	N/A	US$	963
	Hyundai Auto Receivables Trust 2022-B	-	〃	-	US$	938	N/A	US$	938
	Toyota Auto Receivables 2024-B Owner Trust	-	〃	-	US$	930	N/A	US$	930
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	919	N/A	US$	919
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	859	N/A	US$	859
	Bank 2023-Bnk45	-	〃	-	US$	859	N/A	US$	859
	BBCMS Mortgage Trust 2018-C2	-	〃	-	US$	852	N/A	US$	852
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	832	N/A	US$	832
	DBJPM 2016-C1 Mortgage Trust	-	〃	-	US$	776	N/A	US$	776
	JPMCC 2017-JP7	-	〃	-	US$	758	N/A	US$	758
	Honda Auto Receivables 2022-2 Owner Trust	-	〃	-	US$	745	N/A	US$	745
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	710	N/A	US$	710
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	700	N/A	US$	700
	Hyundai Auto Receivables Trust 2024-C	-	〃	-	US$	697	N/A	US$	697
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	697	N/A	US$	697
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	597	N/A	US$	597
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	591	N/A	US$	591
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	523	N/A	US$	523
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	473	N/A	US$	473
	JPMDB 2017-C7	-	〃	-	US$	414	N/A	US$	414
	Toyota Auto Receivables 2021-C Owner Trust	-	〃	-	US$	405	N/A	US$	405
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	339	N/A	US$	339

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2024						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Citigroup Commercial Mortgage Trust 2018-C5	-	Financial assets at fair value through other comprehensive income	-	US$	336	N/A	US$	336
	Gm Financial Consumer Automobile Receivables Trust 2022-3	-	〃	-	US$	267	N/A	US$	267
	Ford Credit Auto Owner Trust 2023-B	-	〃	-	US$	231	N/A	US$	231
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	204	N/A	US$	204
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	201	N/A	US$	201
	Porsche Financial Auto Securitization Trust 2023-1	-	〃	-	US$	198	N/A	US$	198
	Nissan Auto Receivables 2022-B Owner Trust	-	〃	-	US$	194	N/A	US$	194
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	132	N/A	US$	132
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	107	N/A	US$	107
	JPMCC 2015 - JP1	-	〃	-	US$	91	N/A	US$	91

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	78,780	4	US$	78,780

Emerging Fund	Simple Agreement for Future Equity
	Eliyan Corp.	-	Financial assets at fair value through Profit or Loss	-	US$	4,000	N/A	US$	4,000

	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	US$	-	N/A	US$	-

	Non-publicly traded equity investments
	Lyte AI, Inc.	-	Financial assets at fair value through other comprehensive income	1,325	US$	10,757	4	US$	10,757
	Encharge AI, Inc.	-	〃	445	US$	6,098	2	US$	6,098
	Avicenatech Corp.	-	〃	730	US$	5,894	2	US$	5,894
	Ayar Labs, Inc.	-	〃	345	US$	5,400	1	US$	5,400
	Cerebras Systems, Inc.	-	〃	341	US$	5,000	-	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	2	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	RiVos, Inc.	-	〃	2,568	US$	5,000	1	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	NeuReality Ltd.	-	〃	1,217	US$	4,302	2	US$	4,302
	Xsight Labs Ltd.	-	〃	500	US$	4,002	1	US$	4,002
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,240	2	US$	3,240
	Atlas Magnetics, Co.	-	〃	1,500	US$	3,000	3	US$	3,000
	Ambiq Micro, Inc.	-	〃	3,318	US$	3,000	1	US$	3,000
	Enfabrica Corporation	-	〃	1,048	US$	3,000	1	US$	3,000
	Kinara, Inc.	-	〃	2,138	US$	2,980	2	US$	2,980
	Reed Semiconductor Corp.	-	〃	500	US$	2,000	1	US$	2,000

	Publicly traded stocks
	Raspberry Pi Holdings Plc	-	Financial assets at fair value through other comprehensive income	1,364	US$	10,703	1	US$	10,703

TSMC Development	Convertible preferred stocks
	IMS Nanofabrication Global, LLC	-	Financial assets at fair value through Profit or Loss	-	US$	432,795	10	US$	432,795

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Investees

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	TSMC Global	Investments accounted for using equity method	-	-	11		$441,225,883	8		$261,677,200	-		$-		$-	$-		19		$772,437,954
	TSMC Arizona	〃	-	-	10,500		298,604,975	7,350		236,121,500	-		-	-		-		17,850		544,359,678
	JASM	〃	-	-	2,269		47,087,140	742		15,754,106	-		-	-		-		3,011		57,173,512
	VIS	〃	-	-	464,223		13,590,430	42,486		3,738,753	-		-	-		-		506,709		18,300,373
	ESMC	〃	-	-	100		4,768,013	665		13,299,041	30		1,021	(4,263)		5,284		735		17,510,070
	Emerging Fund	〃	-	-	-		1,901,742	-		1,185,722	-		-	163,392		-		-		3,214,022
	VTAF III	〃	-	-	-		257,540	-		-	-		-	680,703		-		-		23,334

	Commercial paper
	Cathay Financial Holding Co., Ltd.	Financial assets at amortized cost	-	-	697		6,924,665	1,356		13,474,803	1,129		11,290,000	11,290,000		-		924		9,185,663
	Formosa Chemicals & Fibre Corporation	〃	-	-	100		994,540	740		7,352,476	590		5,900,000	5,900,000		-		250		2,479,351
	China Steel Corporation	〃	-	-	200		1,985,094	920		9,136,858	1,000		10,000,000	10,000,000		-		120		1,197,878
	Formosa Plastics Corporation	〃	-	-	100		996,260	350		3,477,989	350		3,500,000	3,500,000		-		100		996,353
	Nan Ya Plastics Corporation	〃	-	-	600		5,976,677	485		4,821,161	1,050		10,500,000	10,500,000		-		35		348,913
	CPC Corporation, Taiwan	〃	-	-	100		995,553	370		3,677,952	470		4,700,000	4,700,000		-		-		-
	Taiwan Power Company	〃	-	-	50		498,916	245		2,427,071	295		2,950,000	2,950,000		-		-		-

TSMC Partners	Fund
	Carbon Nature SCSp	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	13,939	-	US$	-	US$	-	US$	-	-	US$	11,413

	Publicly traded stocks
	ARM Holdings plc	Financial assets at fair value through other comprehensive income	-	-	1,961	US$	147,353	-	US$	-	850	US$	101,535	US$	43,350	US$	58,185	1,111	US$	137,026

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	86,588	-	US$	42,071	-	US$	34,981	US$	35,186	US$	205	-	US$	95,674
	Morgan Stanley	〃	-	-	-	US$	76,777	-	US$	36,402	-	US$	27,731	US$	27,700	US$	31	-	US$	87,312
	Wells Fargo & Company	〃	-	-	-	US$	58,351	-	US$	35,405	-	US$	20,340	US$	20,524	US$	(184)	-	US$	74,617
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	58,554	-	US$	32,401	-	US$	18,875	US$	18,911	US$	(36)	-	US$	73,642
	JPMorgan Chase & Co.	〃	-	-	-	US$	62,267	-	US$	35,675	-	US$	26,976	US$	27,187	US$	(211)	-	US$	72,101
	Citigroup Inc.	〃	-	-	-	US$	50,436	-	US$	23,833	-	US$	18,431	US$	18,508	US$	(77)	-	US$	56,810
	HSBC Holdings plc	〃	-	-	-	US$	30,124	-	US$	31,600	-	US$	9,371	US$	9,596	US$	(225)	-	US$	52,845
	Hyundai Capital America	〃	-	-	-	US$	13,567	-	US$	25,268	-	US$	-	US$	-	US$	-	-	US$	39,105
	BNP Paribas SA	〃	-	-	-	US$	20,345	-	US$	29,092	-	US$	11,256	US$	11,296	US$	(40)	-	US$	38,517
	Lloyds Banking Group plc	〃	-	-	-	US$	24,131	-	US$	21,375	-	US$	9,529	US$	9,483	US$	46	-	US$	36,440

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Sumitomo Mitsui Trust Bank, Limited	Financial assets at fair value through other comprehensive income	-	-	-	US$	17,286	-	US$	23,089	-	US$	4,594	US$	4,650	US$	(56)	-	US$	36,329
	Barclays PLC	〃	-	-	-	US$	35,277	-	US$	14,596	-	US$	14,240	US$	14,156	US$	84	-	US$	35,715
	Nationwide Building Society	〃	-	-	-	US$	17,760	-	US$	19,724	-	US$	1,927	US$	2,016	US$	(89)	-	US$	35,644
	NatWest Group plc	〃	-	-	-	US$	6,360	-	US$	29,473	-	US$	1,699	US$	1,680	US$	19	-	US$	34,193
	Principal Life Global Funding II	〃	-	-	-	US$	17,932	-	US$	22,252	-	US$	6,829	US$	6,958	US$	(129)	-	US$	33,881
	American Express Company	〃	-	-	-	US$	13,685	-	US$	20,710	-	US$	3,505	US$	3,530	US$	(25)	-	US$	31,036
	Banco Santander, S.A.	〃	-	-	-	US$	29,015	-	US$	14,561	-	US$	13,215	US$	13,308	US$	(93)	-	US$	30,804
	BPCE SA	〃	-	-	-	US$	23,875	-	US$	12,832	-	US$	6,939	US$	6,947	US$	(8)	-	US$	30,045
	Toyota Motor Credit Corporation	〃	-	-	-	US$	4,261	-	US$	30,740	-	US$	4,915	US$	5,000	US$	(85)	-	US$	29,997
	Credit Agricole SA London Branch	〃	-	-	-	US$	20,395	-	US$	16,321	-	US$	8,864	US$	8,799	US$	65	-	US$	28,366
	Sumitomo Mitsui Financial Group, Inc.	〃	-	-	-	US$	45,172	-	US$	2,412	-	US$	21,791	US$	21,906	US$	(115)	-	US$	26,118
	AIG Global Funding	〃	-	-	-	US$	18,428	-	US$	10,208	-	US$	3,443	US$	3,418	US$	25	-	US$	25,521
	Athene Global Funding	〃	-	-	-	US$	20,297	-	US$	10,811	-	US$	7,084	US$	7,159	US$	(75)	-	US$	24,758
	COÖPERATIEVE RABOBANK U.A., NEW YORK BRANCH	〃	-	-	-	US$	8,173	-	US$	17,300	-	US$	998	US$	1,000	US$	(2)	-	US$	24,228
	Deutsche Bank AG - New York Branch	〃	-	-	-	US$	10,454	-	US$	21,424	-	US$	8,470	US$	8,500	US$	(30)	-	US$	23,782
	The Toronto-Dominion Bank	〃	-	-	-	US$	30,523	-	US$	4,588	-	US$	11,779	US$	11,856	US$	(77)	-	US$	23,563
	Penske Truck Leasing Co., L.P.	〃	-	-	-	US$	13,095	-	US$	10,628	-	US$	381	US$	399	US$	(18)	-	US$	23,519
	Volkswagen Group of America Finance, LLC	〃	-	-	-	US$	16,251	-	US$	15,690	-	US$	10,063	US$	10,056	US$	7	-	US$	22,284
	Banque Fédérative du Crédit Mutuel	〃	-	-	-	US$	14,439	-	US$	11,057	-	US$	3,620	US$	3,592	US$	28	-	US$	21,960
	Glencore Funding LLC	〃	-	-	-	US$	1,556	-	US$	19,310	-	US$	-	US$	-	US$	-	-	US$	21,086
	Royal Bank of Canada	〃	-	-	-	US$	25,469	-	US$	8,890	-	US$	13,689	US$	13,841	US$	(152)	-	US$	20,863
	General Motors Financial Company, Inc.	〃	-	-	-	US$	-	-	US$	20,425	-	US$	-	US$	-	US$	-	-	US$	20,625
	The Bank of Nova Scotia	〃	-	-	-	US$	16,474	-	US$	10,965	-	US$	7,252	US$	7,413	US$	(161)	-	US$	20,432
	Bunge Limited Finance Corp.	〃	-	-	-	US$	-	-	US$	20,603	-	US$	-	US$	-	US$	-	-	US$	20,202
	Danske Bank A/S	〃	-	-	-	US$	16,698	-	US$	13,103	-	US$	9,748	US$	9,721	US$	27	-	US$	20,157
	RGA Global Funding	〃	-	-	-	US$	8,977	-	US$	10,770	-	US$	-	US$	-	US$	-	-	US$	19,988
	Daimler Trucks Finance North America LLC	〃	-	-	-	US$	7,013	-	US$	12,021	-	US$	-	US$	-	US$	-	-	US$	19,288
	Bank of Montreal	〃	-	-	-	US$	11,032	-	US$	9,984	-	US$	2,943	US$	2,970	US$	(27)	-	US$	18,228
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	36,903	-	US$	3,400	-	US$	22,941	US$	23,219	US$	(278)	-	US$	18,083
	CNO Global Funding	〃	-	-	-	US$	3,967	-	US$	11,731	-	US$	309	US$	315	US$	(6)	-	US$	15,565
	Marsh & McLennan Companies, Inc.	〃	-	-	-	US$	747	-	US$	14,975	-	US$	-	US$	-	US$	-	-	US$	15,564
	U.S. Bancorp.	〃	-	-	-	US$	16,962	-	US$	12,369	-	US$	14,047	US$	14,129	US$	(82)	-	US$	15,440
	Roper Technologies, Inc.	〃	-	-	-	US$	9,177	-	US$	9,457	-	US$	3,431	US$	3,500	US$	(69)	-	US$	15,407
	BMW US Capital, LLC	〃	-	-	-	US$	-	-	US$	14,699	-	US$	-	US$	-	US$	-	-	US$	14,519
	T-Mobile USA, Inc.	〃	-	-	-	US$	1,526	-	US$	13,003	-	US$	-	US$	-	US$	-	-	US$	14,433
	Philip Morris International Inc.	〃	-	-	-	US$	6,807	-	US$	10,790	-	US$	3,424	US$	3,385	US$	39	-	US$	14,276
	Quest Diagnostics Incorporated	〃	-	-	-	US$	-	-	US$	14,408	-	US$	-	US$	-	US$	-	-	US$	14,196
	Santander Holdings USA, Inc.	〃	-	-	-	US$	-	-	US$	13,962	-	US$	-	US$	-	US$	-	-	US$	14,143
	SMBC Aviation Capital Finance DAC	〃	-	-	-	US$	1,747	-	US$	11,997	-	US$	-	US$	-	US$	-	-	US$	13,873
	Oracle Corporation	〃	-	-	-	US$	23,751	-	US$	4,995	-	US$	14,995	US$	15,662	US$	(667)	-	US$	13,824

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Macquarie Bank Limited	Financial assets at fair value through other comprehensive income	-	-	-	US$	8,390	-	US$	10,818	-	US$	5,804	US$	5,848	US$	(44)	-	US$	13,650
	Mercedes-Benz Finance North America LLC	〃	-	-	-	US$	-	-	US$	16,734	-	US$	3,574	US$	3,597	US$	(23)	-	US$	13,022
	Amphenol Corporation	〃	-	-	-	US$	-	-	US$	12,737	-	US$	-	US$	-	US$	-	-	US$	12,833
	American Honda Finance Corporation	〃	-	-	-	US$	2,087	-	US$	19,874	-	US$	8,989	US$	8,918	US$	71	-	US$	12,774
	Jackson National Life Global Funding	〃	-	-	-	US$	3,563	-	US$	12,386	-	US$	3,652	US$	3,712	US$	(60)	-	US$	12,563
	The Bank of New York Mellon Corporation	〃	-	-	-	US$	16,064	-	US$	5,984	-	US$	9,757	US$	9,402	US$	355	-	US$	12,428
	BAE Systems plc	〃	-	-	-	US$	-	-	US$	12,292	-	US$	-	US$	-	US$	-	-	US$	12,425
	Bristol-Myers Squibb Company	〃	-	-	-	US$	4,604	-	US$	21,106	-	US$	14,572	US$	14,275	US$	297	-	US$	11,585
	Swedbank AB (publ)	〃	-	-	-	US$	2,399	-	US$	9,999	-	US$	946	US$	1,000	US$	(54)	-	US$	11,541
	Elevance Health, Inc.	〃	-	-	-	US$	5,914	-	US$	9,976	-	US$	4,804	US$	4,740	US$	64	-	US$	11,154
	Prologis Targeted U.S. Logistics Fund L.P.	〃	-	-	-	US$	-	-	US$	10,940	-	US$	-	US$	-	US$	-	-	US$	11,127
	MassMutual Global Funding II	〃	-	-	-	US$	506	-	US$	10,025	-	US$	-	US$	-	US$	-	-	US$	10,851
	DTE Energy Company	〃	-	-	-	US$	1,685	-	US$	10,580	-	US$	1,712	US$	1,735	US$	(23)	-	US$	10,651
	National Rural Utilities Cooperative Finance Corporation	〃	-	-	-	US$	1,445	-	US$	9,899	-	US$	950	US$	999	US$	(49)	-	US$	10,402
	Hewlett Packard Enterprise Company	〃	-	-	-	US$	-	-	US$	9,989	-	US$	-	US$	-	US$	-	-	US$	9,766
	Accenture Capital Inc.	〃	-	-	-	US$	-	-	US$	12,196	-	US$	2,980	US$	2,996	US$	(16)	-	US$	8,979
	Keurig Dr Pepper Inc.	〃	-	-	-	US$	-	-	US$	11,790	-	US$	4,980	US$	4,987	US$	(7)	-	US$	6,880
	Fiserv, Inc.	〃	-	-	-	US$	6,745	-	US$	10,068	-	US$	10,634	US$	10,662	US$	(28)	-	US$	6,242
	Marriott International, Inc.	〃	-	-	-	US$	271	-	US$	9,744	-	US$	4,582	US$	4,488	US$	94	-	US$	5,525
	AbbVie Inc.	〃	-	-	-	US$	26,895	-	US$	8,427	-	US$	30,655	US$	30,962	US$	(307)	-	US$	4,965
	Société Générale Société anonyme	〃	-	-	-	US$	16,589	-	US$	-	-	US$	12,218	US$	12,345	US$	(127)	-	US$	4,618
	CVS Health Corporation	〃	-	-	-	US$	24,591	-	US$	-	-	US$	22,083	US$	21,803	US$	280	-	US$	2,354
	The Kroger Co.	〃	-	-	-	US$	-	-	US$	14,886	-	US$	15,049	US$	14,887	US$	162	-	US$	-
	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	799,449	-	US$	558,380	-	US$	279,000	US$	278,987	US$	13	-	US$	1,090,390
	Wells Fargo & Company	〃	-	-	-	US$	619,830	-	US$	577,074	-	US$	144,000	US$	143,976	US$	24	-	US$	1,068,098
	Citigroup Inc.	〃	-	-	-	US$	271,462	-	US$	697,689	-	US$	228,000	US$	227,997	US$	3	-	US$	744,664
	Morgan Stanley	〃	-	-	-	US$	566,880	-	US$	293,824	-	US$	297,000	US$	296,972	US$	28	-	US$	571,972
	JPMorgan Chase & Co.	〃	-	-	-	US$	391,868	-	US$	335,127	-	US$	171,000	US$	170,999	US$	1	-	US$	567,099
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	432,811	-	US$	362,921	-	US$	267,000	US$	267,000	US$	-	-	US$	531,503
	Goldman Sachs Finance Corp International Ltd	〃	-	-	-	US$	99,905	-	US$	210,000	-	US$	100,000	US$	100,000	US$	-	-	US$	209,799
	BNP Paribas SA	〃	-	-	-	US$	9,265	-	US$	39,266	-	US$	4,000	US$	4,000	US$	-	-	US$	44,841
	Morgan Stanley Bank, N.A.	〃	-	-	-	US$	-	-	US$	27,014	-	US$	-	US$	-	US$	-	-	US$	27,003
	BPCE SA	〃	-	-	-	US$	7,874	-	US$	9,633	-	US$	-	US$	-	US$	-	-	US$	17,696
	Athene Global Funding	〃	-	-	-	US$	5,122	-	US$	9,583	-	US$	-	US$	-	US$	-	-	US$	14,814
	Credit Agricole SA London Branch	〃	-	-	-	US$	-	-	US$	9,727	-	US$	-	US$	-	US$	-	-	US$	9,748
	NatWest Group plc	〃	-	-	-	US$	-	-	US$	9,718	-	US$	-	US$	-	US$	-	-	US$	9,696
	Macquarie Group Limited	〃	-	-	-	US$	-	-	US$	9,616	-	US$	-	US$	-	US$	-	-	US$	9,632
	Danske Bank A/S	〃	-	-	-	US$	-	-	US$	9,613	-	US$	-	US$	-	US$	-	-	US$	9,625
	HSBC Holdings plc	〃	-	-	-	US$	-	-	US$	9,582	-	US$	-	US$	-	US$	-	-	US$	9,570

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note )
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Hyundai Capital America	Financial assets at amortized cost	-	-	-	US$	-	-	US$	9,541	-	US$	-	US$	-	US$	-	-	US$	9,562
	Barclays PLC	〃	-	-	-	US$	-	-	US$	9,560	-	US$	-	US$	-	US$	-	-	US$	9,536
	Coöperatieve Rabobank U.A.	〃	-	-	-	US$	-	-	US$	9,407	-	US$	-	US$	-	US$	-	-	US$	9,430
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	99,968	-	US$	-	-	US$	100,000	US$	100,000	US$	-	-	US$	-
	Citigroup Global Markets Inc.	〃	-	-	-	US$	149,951	-	US$	-	-	US$	150,000	US$	150,000	US$	-	-	US$	-

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	658,944	-	US$	265,914	-	US$	264,084	US$	271,966	US$	(7,882)	-	US$	651,715
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	350,328	-	US$	294,896	-	US$	144,307	US$	146,914	US$	(2,607)	-	US$	496,172
	Government National Mortgage Association	〃	-	-	-	US$	225,310	-	US$	124,487	-	US$	70,649	US$	71,381	US$	(732)	-	US$	274,580

	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	718,479	-	US$	176,221	-	US$	276,660	US$	279,897	US$	(3,237)	-	US$	630,062
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	6,995	-	US$	4,996	-	US$	12,002	US$	11,990	US$	12	-	US$	-
	United States Department of The Treasury	Financial assets at amortized cost	-	-	-	US$	88,940	-	US$	44,399	-	US$	-	US$	-	US$	-	-	US$	133,653
	Federal Home Loan Banks	〃	-	-	-	US$	225,000	-	US$	30,000	-	US$	255,000	US$	255,000	US$	-	-	US$	-
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	135,000	-	US$	30,000	-	US$	165,000	US$	165,000	US$	-	-	US$	-

	Asset-backed securities
	G23-182I	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	10,151	-	US$	3,734	US$	3,735	US$	(1)	-	US$	6,433
	JPMBB Commercial Mortgage Securities Trust 2014-C24	〃	-	-	-	US$	9,818	-	US$	-	-	US$	10,000	US$	10,016	US$	(16)	-	US$	-

Emerging Fund	Publicly traded stocks
	Astera Labs, Inc.	Financial assets at fair value through other comprehensive income	-	-	744	US$	9,680	-	US$	-	744	US$	64,393	US$	5,000	US$	59,393	-	US$	-

Growth Fund	Publicly traded stocks
	Astera Labs, Inc.	Financial assets at fair value through other comprehensive income	-	-	319	US$	4,146	-	US$	-	319	US$	23,243	US$	250	US$	22,993	-	US$	-

Note:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Investees

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2024 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 06, 2024 (Note)	US$ 2,155,000 (Note)	Based on the terms in the purchase order	96 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				CTCI Smart Engineering Corporation
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Gang-Wei Construction Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kaohsiung City Government
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd
Mandartech Interiors Inc.
Marketech Integrated Pte Ltd
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Transcene Corporation
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
YUNG CHING CONSTRUCTION CO., LTD.
Zhao-Cheng Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	June 05, 2024 (Note)	US$ 11,014,000 (Note)	Based on the terms in the purchase order	182 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allied Supreme Corp.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Apollo Sheet Metal, Inc.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Brycon Corporation
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Corbins, LLC
CTCI Corporation
Currie and Brown Inc
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				EnerMech Mechanical Services, Inc.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
GCON, Inc.
Gold Stone Development Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Jack B. Henderson Construction Company, Inc.
Jaie Haour Industry Corporation
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Job Brokers, Inc.
Johnson Controls, Inc.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetic Systems, Inc.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd
Lumax International Corp., Ltd
Mandartech Interiors Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Marketech Integrated Pte Ltd
Mega Union Technology Incorporated
MornstAir Inc.
MSR-FSR, LLC
OBR Cooling Towers, Inc
Okland Construction Company, Inc.
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Prime Controls LP
Propersys Corp
Rosendin Electric, Inc.
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Southland Industries
SSOE Inc.
Swift Engineering Co., Ltd.
T C Boiler Inc
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiwan Valqua Engineering International, Ltd.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
TUN YI Industrial Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Mandartech Interiors Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Unelectra International Corp.
United Integrated Services Co., Ltd
Verde Clean, LLC
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
World Wide Professional Solutions
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
YE SIANG Enterprise Co., Ltd.
Ying Pao Technology Inc.
Yung Ching Construction Co., Ltd.
Zhao-Cheng Corp.
TSMC	Real estate	August 13, 2024 (Note)	US$ 8,320,000 (Note)	Based on the terms in the purchase order	91 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Mandartech Interiors Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Cheng Deh Fire Protection Industrial Corp.
Chern Shuo System Technology Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Co., Ltd.
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Gang-Wei Construction Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
Jaie Haour Industry Corporation
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
JJP Architects and Planners
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lee Ming Construction Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
REIJU Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Southern Taiwan Science Park Bureau, National Science and Technology Council
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
TAIWAN POWER COMPANY
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Tianding construction industry Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Yuan Yi Construction Co., Ltd.
Yuanshuo Archi & Construction COMPANY LIMITED
YUNG CHING CONSTRUCTION CO., LTD.
Zhao-Cheng Corp.
	Real estate	November 12, 2024 (Note)	US$ 11,215,000 (Note)	Based on the terms in the purchase order	113 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB K.K
Addtron Technology (Japan) Inc.
Bilfinger Water Technologies GmbH
Central Taiwan Science Park Bureau, National Science and Technology Council
Chen Yuan International Co., Ltd.
Drees & Sommer SE
Exyte Central Europe Ltd.
Hager+Elsässer GmbH
IAQ technology
Intega GmbH
JAPAN MATERIAL Co., Ltd.
JG Environmental Technology Co., Ltd.
Kajima Corporation
Kanto Chemical Engineering Co., Ltd.
Kaohsiung City Government

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				KENDAI Co., Ltd.
Kinetics Germany GmbH
Kurita Water Industries Ltd.
Lumax International Corp., Ltd.
Marketech International Corporation
ORGANO CORPORATION
Shimizu Corporation
Southern Taiwan Science Park Bureau, Ministry of Science and Technology
Taikisha Ltd.
Taiwan Puritic Corp.
Taiwan Valqua Engineering International, Ltd.
Taiyo Nippon Sanso Corporation
Takenaka Corporation
TOPLINE SYSTEM ENGINEERING CO., LTD.
Toray Engineering West Co., Ltd.
Tosei Technology Japan Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
United Integrated Services Co., Ltd.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Investees

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$2,057,313,208	71	Net 30 days from invoice date (Note)	-	-		$209,056,572	84
	TSMC Arizona	Subsidiary	Sales		1,133,926	-	Net 30 days from the end of the month of when invoice is issued	-	-		102,021	-
	JASM	Subsidiary	Sales		383,136	-	Net 30 days from the end of the month of when invoice is issued	-	-		12,851	-
	TSMC Nanjing	Subsidiary	Sales		104,279	-	Net 30 days from the end of the month of when invoice is issued	-	-		5,136	-
	GUC	Associate	Sales		6,803,593	-	Net 30 days from invoice date	-	-		430,761	-
	VIS	Associate	Sales		275,630	-	Net 30 days from the end of the month of when invoice is issued	-	-		117,282	-
	TSMC Nanjing	Subsidiary	Purchases		71,242,715	37	Net 30 days from the end of the month of when invoice is issued	-	-		(4,473,370)	4
	TSMC China	Subsidiary	Purchases		26,598,235	14	Net 30 days from the end of the month of when invoice is issued	-	-		(1,848,450)	2
	TSMC Arizona	Subsidiary	Purchases		789,759	-	Net 30 days from the end of the month of when invoice is issued	-	-		(630,869)	1
	TSMC Washington	Indirect subsidiary	Purchases		5,984,353	3	Net 30 days from the end of the month of when invoice is issued	-	-		(529,200)	-
	SSMC	Associate	Purchases		3,861,026	2	Net 30 days from the end of the month of when invoice is issued	-	-		(308,424)	-
	VIS	Associate	Purchases		758,595	-	Net 30 days from the end of the month of when invoice is issued	-	-		(110,224)	-

TSMC North America	GUC	Associate of TSMC	Sales	(US$	7,285,137 227,111)	-	Net 30 days from invoice date	-	-	(US$	179,266 5,471)	-

VisEra Tech	Xintec	Associate of TSMC	Sales		668,021	7	Net 60 days from the end of the month of when invoice is issued	-	-		104,765	9

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Investees

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$214,106,805	32	$-	-	$-	$-
	TSMC Arizona	Subsidiary	256,605		33	-	-	-	-
	VIS	Associate	626,638		Note 3	-	-	-	-
	GUC	Associate	430,761		24	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(USD	179,266 5,471)	6	-	-	-	-

TSMC JDC	TSMC	Parent company	(JPY	144,709 691,723)	Note 2	-	-	-	-

TSMC China	TSMC	Parent company	(RMB	1,848,450 411,693)	28	-	-	-	-
	TSMC Nanjing	The same parent company	(RMB	27,086,790 6,032,827)	Note 2	-	-	-	-

TSMC Nanjing	TSMC	Parent company	(RMB	4,473,370 996,324)	25	-	-	-	-

VisEra Tech	Xintec	Associate of TSMC	104,765		59	-	-	-	-

TSMC Arizona	TSMC	Parent company	(USD	44,867,669 1,369,253)	Note 2	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(USD	743,091 22,677)	Note 2	-	-	-	-

TSMC Development	TSMC Washington	Subsidiary	(USD	983,040 30,000)	Note 2	-	-	-	-

TSMC Washington	TSMC	The ultimate parent of the Company	(USD	529,200 16,150)	22	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

Note 3:    The ending balance is primarily consisted of royalty receivables, collected in accordance with contractual terms, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Investees

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of December 31, 2024					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2024 (Foreign Currencies in Thousands)			December 31, 2023 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$616,839,509			$355,162,309		19	100		$772,437,954			$37,342,396		$37,342,396	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		565,786,810			329,665,310		17,850	100		544,359,678		(14,298,315)			(14,298,315)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130			31,456,130		988,268	100		76,694,630			1,723,648		1,723,648	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, and testing of integrated circuits and other semiconductor devices		68,384,148			52,630,042		3,011	73		57,173,512		(4,375,561)			(3,139,299)	Subsidiary
	VIS	Hsinchu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		13,919,430			10,180,677		506,709	28		18,300,373			7,046,424		1,981,445	Associate
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		18,112,326			4,814,293		735	70		17,510,070		(556,876)			(389,813)	Subsidiary
	VisEra Tech	Hsinchu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082			4,224,082		213,619	67		12,204,760			1,738,905		1,171,464	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028			5,120,028		314	39		11,387,185			2,606,393		1,011,020	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718			333,718		11,000	100		7,856,923			1,141,666		1,141,666	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317			1,988,317		111,282	41		4,220,609			1,669,720		684,743	Associate
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568			386,568		46,688	35		3,512,938			3,450,587		1,202,159	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		2,688,915			1,666,585		-	99.9		3,214,022		(17,367)			(17,349)	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356			1,144,356		49	100		1,343,370			177,952		177,952	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749			15,749		-	100		631,939			41,506		41,506	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680			410,680		15	100		418,383			42,836		42,836	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760			83,760		6	100		129,226			4,694		4,694	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656			13,656		80	100		43,764			1,913		1,913	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		561,975			1,242,679		-	98		23,334			1,062		1,041	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		158,394			260,300		-	98		6,246		(3,177)			(3,113)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	$ (US$	19,232,811 586,939	$ )	$ (US$	19,232,811 586,939	$ )	-	100	$ (US$	39,971,252 1,219,826	$ )	$ (US$	(346,954 (10,922	) ))	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	$ (US$	467,993 14,282	$ )	$ (US$	467,993 14,282	$ )	-	100	$ (US$	1,559,346 47,587	$ )	$ (US$	351,561 10,949	$ )	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	$ (US$	75,366 2,300	$ )	$ (US$	75,366 2,300	$ )	2,300	100	$ (US$	424,072 12,942	$ )	$ (US$	52,594 1,643	$ )	Note 2	Subsidiary

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies	$ (US$	40,498 1,236	$ )	$ (US$	75,217 2,295	$ )	-	100		-		$ (US$	4,254 132	$ )	Note 2	Subsidiary

TSMC Development	TSMC Washington	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-			-		293,637	100	$ (US$	5,186,093 158,267	$ )	$ (US$	(1,001,385 (31,319	) ))	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Investees

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2024 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2024 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of December 31, 2024	Accumulated Inward Remittance of Earnings as of December 31, 2024
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$11,273,152	100%	$11,359,207 (Note 2)	$110,272,686	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	(Note 1)	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	25,954,842	100%	25,960,901 (Note 2)	116,846,280	-

Accumulated Investment in Mainland China as of December 31, 2024 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	$ 2,594,145,519 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the audited financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

DECEMBER 31, 2024

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,313,843,923	20.49%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note 1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note 2:    The calculation of ownership percentage is rounded to two decimal places.

THE CONTENTS OF STATEMENTS OF MAJOR
ACCOUNTING ITEMS

ITEM	STATEMENT INDEX

MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET	2
STATEMENT OF RECEIVABLES FROM RELATED PARTIES	3
STATEMENT OF INVENTORIES	4
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	5
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN ACCUMULATED DEPRECIATION AND ACCUMULATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT	Note 13
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	6
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 15
STATEMENT OF DEFERRED INCOME TAX ASSETS / LIABILITIES	Note 23
STATEMENT OF ACCOUNTS PAYABLES	7
STATEMENT OF PAYABLES TO RELATED PARTIES	8
STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS	9
STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	10
STATEMENT OF BONDS PAYABLE	11
STATEMENT OF LEASE LIABILITIES	12
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF NET REVENUE	13
STATEMENT OF COST OF REVENUE	14
STATEMENT OF OPERATING EXPENSES	15
STATEMENT OF FINANCE COSTS	Note 21
STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION	16

STATEMENT 1

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CASH AND CASH EQUIVALENTS
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Description	Amount

Cash
Petty cash		$450
Cash in banks
Checking accounts and demand deposits		1,218,406
Foreign currency deposits	Including US$1,687,954 thousand @32.768, JPY65,913,663 thousand @0.2092 and EUR3,141 thousand @34.102	69,207,133
Time deposits	From 2024.07.22 to 2025.09.30, interest rates at 0.30%-5.19%, including NT$664,681,500 thousand, US$8,133,745 thousand @32.768, JPY50,000,000 thousand @0.2092 and EUR580,296 thousand @34.102	961,457,313
Cash equivalents
Commercial papers	Expired by 2025.01.15, interest rates at 1.74%	1,998,549
Repurchase agreements	Expired by 2025.01.23, interest rates at 4.87%	1,179,648

Total		$1,035,061,499

STATEMENT 2

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NOTES AND ACCOUNTS RECEIVABLE, NET
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Client Name	Amount

Client A	$14,659,725

Client B	6,227,907

Client C	2,969,696

Client D	2,898,848

Others (Note)	13,192,740

39,948,916

Less: Allowance for doubtful accounts	(451,913)

Total	$39,497,003

Note:    The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 3

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF RECEIVABLES FROM RELATED PARTIES
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Client Name	Amount

TSMC North America	$209,056,572

Others (Note)	1,243,603

Total	$210,300,175

Note:    The amount of individual client included in others does not exceed 5% of the account balance.

STATEMENT 4

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF INVENTORIES
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Net Realizable Value

Finished goods	$33,980,459	$114,855,433

Work in process	178,296,363	856,910,265

Raw materials	44,017,395	44,017,395

Supplies and spare parts	14,422,255	14,422,255

Total	$270,716,472	$1,030,205,348

STATEMENT 5

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD
FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

							Increase
							(Decrease)
							in Using the				Market Value or
	Balance, January 1, 2024		Additions in Investment		Decrease in Investment		Equity Method	Balance, December 31, 2024			Net Assets Value
	Shares		Shares		Shares		Amount	Shares			Unit Price
Investees	(In Thousands)	Amount	(In Thousands)	Amount	(In Thousands)	Amount	(Note 2)	(In Thousands)	%	Amount	(NT$)	Total Amount	Collateral

Stocks
TSMC Global	11	$441,225,883	8	$261,677,200	-	$-	$69,534,871	19	100	$772,437,954	$-	$772,437,954	Nil
TSMC Arizona	10,500	298,604,975	7,350	236,121,500	-	-	9,633,203	17,850	100	544,359,678	-	544,502,104	Nil
TSMC Partners	988,268	68,143,719	-	-	-	-	8,550,911	988,268	100	76,694,630	-	76,837,329	Nil
JASM	2,269	47,087,140	742	15,754,106	-	-	(5,667,734)	3,011	73	57,173,512	-	57,404,245	Nil
VIS	464,223	13,590,430	42,486	3,738,753	-	-	971,190	506,709	28	18,300,373	100 (Note 1)	50,620,261	Nil
ESMC	100	4,768,013	665	13,299,041	(30)	4,263	(561,247)	735	70	17,510,070	-	17,510,070	Nil
VisEra Tech	213,619	11,261,961	-	-	-	-	942,799	213,619	67	12,204,760	308 (Note 1)	65,687,843	Nil
SSMC	314	9,728,801	-	-	-	-	1,658,384	314	39	11,387,185	-	11,173,202	Nil
TSMC North America	11,000	6,278,751	-	-	-	-	1,578,172	11,000	100	7,856,923	-	7,856,923	Nil
Xintec	111,282	3,759,701	-	-	-	-	460,908	111,282	41	4,220,609	198 (Note 1)	22,033,821	Nil
GUC	46,688	2,537,706	-	-	-	-	975,232	46,688	35	3,512,938	1,360 (Note 1)	63,495,488	Nil
TSMC 3DIC	49	1,224,449	-	-	-	-	118,921	49	100	1,343,370	-	1,343,370	Nil
TSMC Europe	-	592,499	-	-	-	-	39,440	-	100	631,939	-	631,939	Nil
TSMC JDC	15	394,191	-	-	-	-	24,192	15	100	418,383	-	418,383	Nil
TSMC Japan	6	130,403	-	-	-	-	(1,177)	6	100	129,226	-	129,226	Nil
TSMC Korea	80	44,599	-	-	-	-	(835)	80	100	43,764	-	43,764	Nil
Subtotal		909,373,221		530,590,600		4,263	88,257,230			1,528,225,314		1,692,125,922
Capital
TSMC Nanjing	-	87,625,830	-	-	-	-	29,220,450	-	100	116,846,280	-	116,965,579	Nil
TSMC China	-	95,419,097	-	-	-	-	14,853,589	-	100	110,272,686	-	110,511,313	Nil
Emerging Fund	-	1,901,742	-	1,185,722	-	(163,392)	289,950	-	99.9	3,214,022	-	3,214,022	Nil
VTAF III	-	257,540	-	-	-	(680,703)	446,497	-	98	23,334	-	-	Nil
VTAF II	-	117,662	-	-	-	(101,906)	(9,510)	-	98	6,246	-	-	Nil
Subtotal		185,321,871		1,185,722		(946,001)	44,800,976			230,362,568		230,690,914

Total		$1,094,695,092		$531,776,322		$(941,738)	$133,058,206			$1,758,587,882		$1,922,816,836

Note 1:    The unit price is calculated by closing price of the Taipei Exchange or the TWSE as of December 31, 2024.

Note 2:    Mainly including share of profit or loss of subsidiaries and associates, share of other comprehensive income or loss of subsidiaries and associates, cash dividends received from subsidiaries and associates, etc.

STATEMENT 6

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Land	Buildings	Office Equipment	Total

Cost
Balance at January 1, 2024	$45,554,886	$1,813,535	$58,183	$47,426,604
Additions	2,903,928	891,109	14,933	3,809,970
Deductions	(922,945)	(17,968)	(22,154)	(963,067)

Balance at December 31, 2024	$47,535,869	$2,686,676	$50,962	$50,273,507

Accumulated depreciation
Balance at January 1, 2024	$8,515,741	$1,002,498	$35,660	$9,553,899
Additions	2,523,492	421,268	16,383	2,961,143
Deductions	(119,352)	-	(21,330)	(140,682)

Balance at December 31, 2024	$10,919,881	$1,423,766	$30,713	$12,374,360

Carrying amounts at December 31, 2024	$36,615,988	$1,262,910	$20,249	$37,899,147

STATEMENT 7

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCOUNTS PAYABLES
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$3,287,759

Others (Note)	60,766,318

Total	$64,054,077

Note:    The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 8

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO RELATED PARTIES
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

TSMC Nanjing	$4,473,370

TSMC China	1,848,450

Xintec	987,992

TSMC Technology	743,091

TSMC Arizona	630,869

TSMC Washington	529,200

Others (Note)	924,839

Total	$10,137,811

Note:    The amount of individual vendor in others does not exceed 5% of the account balance.

STATEMENT 9

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF PAYABLES TO CONTRACTORS AND EQUIPMENT SUPPLIERS
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Vendor Name	Amount

Vendor A	$19,022,363

Vendor B	18,933,090

Vendor C	14,695,825

Vendor D	12,024,205

Vendor E	10,114,696

Others (Note)	75,490,572

Total	$150,280,751

Note:    The amount of individual vendor included in others does not exceed 5% of the account balance.

STATEMENT 10

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Amount

Temporary receipts from customers	$198,602,570

Contract liabilities	81,204,467

Refund liability	60,197,285

Payables for capital injection	44,236,800

Others (Note)	64,995,719

Total	$449,236,841

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 11

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2024 (In Thousands of New Taiwan Dollars)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Unamortized Repayment	Collateral

Domestic unsecured bonds-109-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.58	$3,000,000	$-	$3,000,000	$(131)	$2,999,869	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.62	10,500,000	-	10,500,000	(3,507)	10,496,493	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.03.23	On 03.23 annually	0.64	10,500,000	-	10,500,000	(5,751)	10,494,249	Bullet repayment	Nil
Domestic unsecured bonds-109-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.52	5,900,000	-	5,900,000	(348)	5,899,652	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.58	10,400,000	-	10,400,000	(3,504)	10,396,496	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.04.15	On 04.15 annually	0.60	5,300,000	-	5,300,000	(2,905)	5,297,095	Bullet repayment	Nil
Domestic unsecured bonds-109-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.55	4,500,000	-	4,500,000	(385)	4,499,615	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.60	7,500,000	-	7,500,000	(2,705)	7,497,295	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.05.29	On 05.29 annually	0.64	2,400,000	-	2,400,000	(1,375)	2,398,625	Bullet repayment	Nil
Domestic unsecured bonds-109-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.58	5,700,000	2,850,000	2,850,000	(343)	2,849,657	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.65	6,300,000	-	6,300,000	(2,071)	6,297,929	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.07.14	On 07.14 annually	0.67	1,900,000	-	1,900,000	(1,068)	1,898,932	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.50	4,800,000	2,400,000	2,400,000	(374)	2,399,626	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.58	8,000,000	-	8,000,000	(2,786)	7,997,214	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.09.03	On 09.03 annually	0.60	2,800,000	-	2,800,000	(1,605)	2,798,395	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.40	1,600,000	800,000	800,000	(186)	799,814	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.44	5,600,000	-	5,600,000	(2,364)	5,597,636	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.02	On 12.02 annually	0.48	4,800,000	-	4,800,000	(3,120)	4,796,880	Two equal installments in last two years	Nil
Domestic unsecured bonds-109-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.36	1,900,000	950,000	950,000	(212)	949,788	Two equal installments in last two years	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.41	10,200,000	-	10,200,000	(4,046)	10,195,954	Two equal installments in last two years	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2020.12.29	On 12.29 annually	0.45	6,400,000	-	6,400,000	(3,867)	6,396,133	Two equal installments in last two years	Nil
Domestic US$ unsecured bonds-109-1	Mega International Commercial Bank Co., Ltd.	2020.09.22	On 09.22 annually	2.70	32,768,000	-	32,768,000	(31,820)	32,736,180	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.50	4,800,000	-	4,800,000	(1,235)	4,798,765	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.55	11,400,000	-	11,400,000	(5,489)	11,394,511	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.03.30	On 03.30 annually	0.60	4,900,000	-	4,900,000	(3,187)	4,896,813	Bullet repayment	Nil
Domestic unsecured bonds-110-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.50	5,200,000	-	5,200,000	(1,435)	5,198,565	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.58	8,400,000	-	8,400,000	(4,162)	8,395,838	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.05.03	On 05.03 annually	0.65	5,600,000	-	5,600,000	(3,699)	5,596,301	Bullet repayment	Nil
Domestic unsecured bonds-110-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.52	6,900,000	-	6,900,000	(2,118)	6,897,882	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.58	7,900,000	-	7,900,000	(4,089)	7,895,911	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.06.25	On 06.25 annually	0.65	4,900,000	-	4,900,000	(3,296)	4,896,704	Bullet repayment	Nil
Domestic unsecured bonds-110-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.485	4,000,000	-	4,000,000	(640)	3,999,360	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.50	8,000,000	-	8,000,000	(2,662)	7,997,338	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.55	5,400,000	-	5,400,000	(2,868)	5,397,132	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.08.19	On 08.19 annually	0.62	4,200,000	-	4,200,000	(2,867)	4,197,133	Bullet repayment	Nil
Domestic US$ unsecured bonds-110-5	Mega International Commercial Bank Co., Ltd.	2021.09.23	On 09.23 annually	3.10	32,768,000	-	32,768,000	(31,397)	32,736,603	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter)	Nil
Domestic unsecured bonds-110-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.535	3,200,000	-	3,200,000	(945)	3,199,055	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.54	6,900,000	-	6,900,000	(2,574)	6,897,426	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.60	4,600,000	-	4,600,000	(2,610)	4,597,390	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2021.10.05	On 10.05 annually	0.62	1,600,000	-	1,600,000	(1,137)	1,598,863	Bullet repayment	Nil
(Continued)

					Amount
			Interest	Coupon		Repayment	Balance,	Premiums
Bonds Name	Trustee	Issuance Date	Payment Date	Rate (%)	Total Amount	Paid	End of Year	(Discounts)	Carrying Value	Unamortized Repayment	Collateral

Domestic unsecured bonds-110-7
-A	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.65	$7,700,000	$-	$7,700,000	$(3,158)	$7,696,842	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.675	3,500,000	-	3,500,000	(1,624)	3,498,376	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2021.12.09	On 12.09 annually	0.72	5,500,000	-	5,500,000	(3,285)	5,496,715	Bullet repayment	Nil
Domestic unsecured bonds-111-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.01.12	On 01.12 annually	0.63	2,100,000	-	2,100,000	(1,054)	2,098,946	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.01.12	On 01.12 annually	0.72	3,300,000	-	3,300,000	(2,353)	3,297,647	Bullet repayment	Nil
Domestic unsecured bonds-111-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.84	3,000,000	-	3,000,000	(1,233)	2,998,767	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.85	9,600,000	-	9,600,000	(4,577)	9,595,423	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.03.29	On 03.29 annually	0.90	1,600,000	-	1,600,000	(1,041)	1,598,959	Bullet repayment	Nil
Domestic unsecured bonds-111-3	Taipei Fubon Commercial Bank Co., Ltd.	2022.05.20	On 05.20 annually	1.50	6,100,000	-	6,100,000	(3,273)	6,096,727	Bullet repayment	Nil
Domestic unsecured bonds-111-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.60	1,200,000	-	1,200,000	(496)	1,199,504	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.70	10,100,000	-	10,100,000	(5,476)	10,094,524	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.75	1,200,000	-	1,200,000	(833)	1,199,167	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2022.07.27	On 07.27 annually	1.95	1,400,000	-	1,400,000	(1,128)	1,398,872	Bullet repayment	Nil
Domestic unsecured bonds-111-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	2,000,000	-	2,000,000	(1,094)	1,998,906	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	8,900,000	-	8,900,000	(5,084)	8,894,916	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.65	2,200,000	-	2,200,000	(1,587)	2,198,413	Bullet repayment	Nil
-D	Taipei Fubon Commercial Bank Co., Ltd.	2022.08.25	On 08.25 annually	1.82	2,500,000	-	2,500,000	(2,081)	2,497,919	Bullet repayment	Nil
Domestic unsecured bonds-111-6
-A	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	1.75	5,700,000	-	5,700,000	(3,665)	5,696,335	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	1.80	1,000,000	-	1,000,000	(796)	999,204	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2022.10.20	On 10.20 annually	2.00	3,500,000	-	3,500,000	(3,172)	3,496,828	Bullet repayment	Nil
Domestic unsecured bonds-112-1
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.03.28	On 03.28 annually	1.54	12,200,000	-	12,200,000	(8,756)	12,191,244	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.03.28	On 03.28 annually	1.60	2,300,000	-	2,300,000	(1,886)	2,298,114	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.03.28	On 03.28 annually	1.78	4,800,000	-	4,800,000	(4,339)	4,795,661	Bullet repayment	Nil
Domestic unsecured bonds-112-2
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.05.03	On 05.03 annually	1.60	13,100,000	-	13,100,000	(9,472)	13,090,528	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.05.03	On 05.03 annually	1.65	2,300,000	-	2,300,000	(1,878)	2,298,122	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.05.03	On 05.03 annually	1.82	5,300,000	-	5,300,000	(4,741)	5,295,259	Bullet repayment	Nil
Domestic unsecured bonds-112-3
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.06.01	On 06.01 annually	1.60	11,400,000	-	11,400,000	(8,400)	11,391,600	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.06.01	On 06.01 annually	1.65	2,600,000	-	2,600,000	(2,146)	2,597,854	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.06.01	On 06.01 annually	1.80	6,000,000	-	6,000,000	(5,395)	5,994,605	Bullet repayment	Nil
Domestic unsecured bonds-112-4
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.08.16	On 08.16 annually	1.60	7,300,000	-	7,300,000	(5,678)	7,294,322	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.08.16	On 08.16 annually	1.65	700,000	-	700,000	(601)	699,399	Bullet repayment	Nil
-C	Taipei Fubon Commercial Bank Co., Ltd.	2023.08.16	On 08.16 annually	1.76	7,900,000	-	7,900,000	(7,254)	7,892,746	Bullet repayment	Nil
Domestic unsecured bonds-112-5
-A	Taipei Fubon Commercial Bank Co., Ltd.	2023.10.16	On 10.16 annually	1.62	4,300,000	-	4,300,000	(3,527)	4,296,473	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2023.10.16	On 10.16 annually	1.76	5,500,000	-	5,500,000	(5,196)	5,494,804	Bullet repayment	Nil
Domestic unsecured bonds-113-1									-
-A	Taipei Fubon Commercial Bank Co., Ltd.	2024.03.15	On 03.15 annually	1.64	12,000,000	-	12,000,000	(10,638)	11,989,362	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2024.03.15	On 03.15 annually	1.76	10,800,000	-	10,800,000	(10,487)	10,789,513	Bullet repayment	Nil
Domestic unsecured bonds-113-2									-
-A	Taipei Fubon Commercial Bank Co., Ltd.	2024.05.17	On 05.17 annually	1.98	4,900,000	-	4,900,000	(4,523)	4,895,477	Bullet repayment	Nil
-B	Taipei Fubon Commercial Bank Co., Ltd.	2024.05.17	On 05.17 annually	2.10	6,600,000	-	6,600,000	(6,528)	6,593,472	Bullet repayment	Nil

TOTAL					$485,536,000	$7,000,000	$478,536,000	$(299,338)	478,236,662

Less: Current portion									(24,397,381)

									$453,839,281
(Concluded)

STATEMENT 12

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LEASE LIABILITIES
DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Description	Lease Term	Discount Rate (%)	Balance, End of Year

Land	Mainly for the use of plants and offices	1 to 22 years	0.39-2.30	$28,372,425

Buildings	Mainly for the use of offices	1 to 12 years	0.40-2.04	1,311,376

Office equipment	For operation use	3 to 5 years	0.28-1.74	21,003

				29,704,804

Less: Current portion				(2,497,939)

Noncurrent portion				$27,206,865

STATEMENT 13

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF NET REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Shipments (Piece) (Note)	Amount

Wafer	12,908,524	$2,510,017,254
Other		370,366,096

Net revenue		$2,880,383,350

Note:    12-inch equivalent wafers.

STATEMENT 14

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF COST OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Amount

Raw materials used
Balance, beginning of year	$37,279,545
Raw material purchased	81,142,571
Raw materials, end of year	(44,017,395)
Transferred to manufacturing or operating expenses	(15,019,758)
Others	(1,313,547)
Subtotal	58,071,416
Direct labor	26,463,906
Manufacturing expenses	1,199,279,855
Manufacturing cost	1,283,815,177
Work in process, beginning of year	153,362,168
Work in process, end of year	(178,296,363)
Transferred to manufacturing or operating expenses	(68,294,664)
Cost of finished goods	1,190,586,318
Finished goods, beginning of year	33,839,662
Finished goods purchased	109,636,656
Finished goods, end of year	(33,980,459)
Transferred to manufacturing or operating expenses	(23,680,609)
Scrapped	(374,011)
Subtotal	1,276,027,557
Others	30,113,359

Total	$1,306,140,916

STATEMENT 15

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2024

(In Thousands of New Taiwan Dollars)

Item	Research and Development Expenses	General and Administrative Expenses	Selling Expenses

Payroll and related expense	$73,416,941	$24,732,935	$4,608,247

Consumables	55,967,418	2,300,434	512

Depreciation expense	32,992,159	1,838,951	26,946

Repair and maintenance expense	10,559,327	2,610,435	5,282

Management fees of the Science Park Administration	-	5,316,188	-

Patents	-	3,184,931	-

Commission	-	166,784	1,266,115

Others (Note)	25,513,954	10,682,250	357,086

Total	$198,449,799	$50,832,908	$6,264,188

Note:    The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 16

Taiwan Semiconductor Manufacturing Company Limited

STATEMENT OF LABOR, DEPRECIATION AND AMORTIZATION BY FUNCTION
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Year Ended December 31, 2024				Year Ended December 31, 2023
			Classified as				Classified as
			Other				Other
		Classified as	Operating			Classified as	Operating
	Classified as	Operating	Income		Classified as	Operating	Income
	Cost of Revenue	Expenses	and Expenses	Total	Cost of Revenue	Expenses	and Expenses	Total

Labor cost
Salary and bonus	$138,658,016	$94,485,677	$-	$233,143,693	$110,396,275	$71,163,228	$-	$181,559,503
Labor and health insurance	6,527,978	3,993,315	-	10,521,293	5,713,655	3,410,394	-	9,124,049
Pension	3,116,700	1,696,152	-	4,812,852	2,874,410	1,561,049	-	4,435,459
Board compensation	-	507,110	-	507,110	-	635,477	-	635,477
Others	3,853,797	2,075,869	-	5,929,666	3,159,122	1,676,979	-	4,836,101

	$152,156,491	$102,758,123	$-	$254,914,614	$122,143,462	$78,447,127	$-	$200,590,589

Depreciation	$590,881,553	$34,858,056	$7,814	$625,747,423	$471,343,567	$28,951,931	$5,273	$500,300,771

Amortization	$6,320,646	$2,808,823	$-	$9,129,469	$6,515,540	$2,682,436	$-	$9,197,976

Note 1: For the year of 2024 and 2023, the Company had average 70,037 and 66,336 employees, respectively, which included 9 non-employee directors for both years.

Note 2: Average labor cost for the years ended December 31, 2024 and 2023 were NT$3,633 thousand and NT$3,015 thousand, respectively.

Note 3: Average salary and bonus for the years ended December 31, 2024 and 2023 were NT$3,329 thousand and NT$2,737 thousand, respectively. The average salary and bonus increased by 21.63% year over year.

Note 4: The Company did not have supervisors for the years ended December 31, 2024 and 2023. Therefore, there was no compensation to the supervisor.

Note 5: The Company’s compensation policies: The Company’s employees are entitled to a comprehensive compensation and benefits program above the industry average. The compensation program includes a monthly salary, business performance bonuses based on quarterly business results, a profit sharing bonus based on annual profits, and a subsidy based on Employee Stock Purchase Plan. The Company determines the amount of the business performance bonus and profit sharing based on operating results and industry practice in the R.O.C.. The amount and distribution of the bonus and profit sharing are recommended by the Compensation and People Development Committee to the Board of Directors for approval. Individual rewards are based on each employee’s job responsibility, contribution and performance.

Note 6: The total compensation paid to the executive officers is decided based on their job responsibility, contribution, company performance and projected future risks the Company will face. It is reviewed by the Compensation and People Development Committee then submitted to the Board of Directors for approval.

Note 7: According to the Company’s Articles of Incorporation, the Board of Directors is authorized to determine the salary for the Chairman, Vice Chairman and Directors, taking into account the extent and value of the services provided for the management of the Company and the standards of the industry within the R.O.C. and overseas. The Articles of Incorporation also provide that the compensation to directors shall be no more than 0.3% of annual profits and directors who also serve as executive officers of the Company are not entitled to receive compensation to directors. The distribution of compensation to directors shall be made in accordance with the Company’s “Rules for Distribution of Compensation to Directors” based on the following principles: (1) directors who also serve as executive officers of the Company are not entitled to receive compensation; (2) the compensation for independent directors may be higher than the other directors, as all independent directors also serve as members of the Audit and Risk Committee and the Compensation and People Development Committee and thus participate in the discussions as well as resolutions of related committee meetings in accordance with the charter of each committee; and (3) the compensation for overseas independent directors may be higher than domestic independent directors.